UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 13, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FREE TRANSLATION

DECEMBER 31, 2018

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

2

Contents of the notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

3

4

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
		As of	As of
		December 31,	December 31,
	Note	2018	2017
		ThUS$	ThUS$

Current assets
Cash and cash equivalents	6 - 7	1,081,642	1,142,004
Other financial assets	7 - 11	383,984	559,919
Other non-financial assets	12	320,977	221,188
Trade and other accounts receivable	7 - 8	1,162,582	1,214,050
Accounts receivable from related entities	7 - 9	2,931	2,582
Inventories	10	279,344	236,666
Current tax assets	18	69,134	77,987

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,300,594	3,454,396

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	5,768	291,103

Total current assets		3,306,362	3,745,499

Non-current assets
Other financial assets	7 - 11	58,700	88,090
Other non-financial assets	12	233,741	220,807
Accounts receivable	7 - 8	5,381	6,891
Intangible assets other than goodwill	15	1,441,072	1,617,247
Goodwill	16	2,294,072	2,672,550
Property, plant and equipment	17	9,953,365	10,065,335
Current tax assets	18	757	17,532
Deferred tax assets	18	273,327	364,021
Total non-current assets		14,260,415	15,052,473
Total assets		17,566,777	18,797,972

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

5

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY
		As of	As of
		December 31,	December 31,
LIABILITIES	Note	2018	2017
		ThUS$	ThUS$
Current liabilities

Other financial liabilities	7 - 19	1,430,789	1,300,949
Trade and other accounts payables	7 - 20	1,674,303	1,695,202
Accounts payable to related entities	7 - 9	382	760
Other provisions	21	4,794	2,783
Current tax liabilities	18	3,738	3,511
Other non-financial liabilities	22	2,454,746	2,823,963
Total current liabilities other than non-current liabilities (or disposal groups) classified as held for sale		5,568,752	5,827,168
Liabilities included in disposal groups classified as held for sale	13	-	15,546
Total current liabilities		5,568,752	5,842,714

Non-current liabilities
Other financial liabilities	7 - 19	5,864,910	6,605,508
Accounts payable	7 - 24	483,656	498,832
Other provisions	21	303,495	374,593
Deferred tax liabilities	18	872,121	949,697
Employee benefits	23	82,365	101,087
Other non-financial liabilities	22	644,702	158,305
Total non-current liabilities		8,251,249	8,688,022
Total liabilities		13,820,001	14,530,736

EQUITY
Share capital	25	3,146,265	3,146,265
Retained earnings	25	597,675	475,117
Treasury Shares	25	(178)	(178)
Other reserves		(76,926)	554,885
Parent's ownership interest		3,666,836	4,176,089
Non-controlling interest	14	79,940	91,147
Total equity		3,746,776	4,267,236
Total liabilities and equity		17,566,777	18,797,972

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

6

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the year ended
		December 31,
	Note	2018	2017
		ThUS$	ThUS$

Revenue	26	9,895,456	9,613,907
Cost of sales		(7,962,843)	(7,441,849)
Gross margin		1,932,613	2,172,058
Other income	28	472,758	549,889
Distribution costs		(619,200)	(699,600)
Administrative expenses		(721,270)	(938,931)
Other expenses		(359,781)	(368,883)
Other gains/(losses)		53,499	(7,754)
Income from operation activities		758,619	706,779
Financial income		53,253	78,695
Financial costs	27	(356,269)	(393,286)
Foreign exchange gains/(losses)	29	(157,709)	(18,718)
Result of indexation units		(865)	748
Income (loss) before taxes		297,029	374,218
Income tax expense / benefit	18	(83,782)	(173,504)

NET INCOME (LOSS) FOR THE PERIOD		213,247	200,714
Income (loss) attributable to owners of the parent		181,935	155,304
Income (loss) attributable to non-controlling interest	14	31,312	45,410

Net income (loss) for the year		213,247	200,714

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	0.30002	0.25610
Diluted earnings (losses) per share (US$)	30	0.30002	0.25610

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

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LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year ended
		December 31,
	Note	2018	2017
		ThUS$	ThUS$

NET INCOME (LOSS)		213,247	200,714
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	25	(5,820)	2,763
Total other comprehensive income that will not be reclassified to income before taxes		(5,820)	2,763
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	29	(610,201)	(47,494)
Other comprehensive income, before taxes, currency translation differences		(610,201)	(47,494)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	(27,797)	18,344
Other comprehensive income (losses), before taxes, cash flow hedges		(27,797)	18,344
Total other comprehensive income that will be reclassified to income before taxes		(637,998)	(29,150)
Other components of other comprehensive income (loss), before taxes		(643,818)	(26,387)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	1,567	(785)
Accumulate income tax relating to other comprehensive income that will not be reclassified to income		1,567	(785)
Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(269)	(1,770)
Income taxes related to components of other comprehensive income that will be reclassified to income		(269)	(1,770)
Total Other comprehensive income		(642,520)	(28,942)
Total comprehensive income (loss)		(429,273)	171,772
Comprehensive income (loss) attributable to owners of the parent		(447,405)	128,877
Comprehensive income (loss) attributable to non-controlling interests		18,132	42,895
TOTAL COMPREHENSIVE INCOME (LOSS)		(429,273)	171,772

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

8

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
						or losses on
				Currency	Cash flow	defined benefit	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2018		3,146,265	(178)	(2,131,590)	18,140	(10,926)	39,481	2,639,780	554,885	475,117	4,176,089	91,147	4,267,236
Increase (decrease) by application of new accounting standards	25	-	-	-	-	-	-	-	-	(4,797)	(4,797)	-	(4,797)
Initial balance modified		3,146,265	(178)	(2,131,590)	18,140	(10,926)	39,481	2,639,780	554,885	470,320	4,171,292	91,147	4,262,439
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	25	-	-	-	-	-	-	-	-	181,935	181,935	31,312	213,247
Other comprehensive income		-	-	(597,615)	(27,473)	(4,252)	-		(629,340)	-	(629,340)	(13,180)	(642,520)
Total comprehensive income		-	-	(597,615)	(27,473)	(4,252)	-	-	(629,340)	181,935	(447,405)	18,132	(429,273)
Transactions with shareholders
Dividens	25	-	-	-	-	-	-	-	-	(54,580)	(54,580)	-	(54,580)
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	(1,607)	(864)	(2,471)	-	(2,471)	(29,339)	(31,810)
Total transactions with shareholders		-	-	-	-	-	(1,607)	(864)	(2,471)	(54,580)	(57,051)	(29,339)	(86,390)
Closing balance as of December 31, 2018		3,146,265	(178)	(2,729,205)	(9,333)	(15,178)	37,874	2,638,916	(76,926)	597,675	3,666,836	79,940	3,746,776

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

9

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains
						or losses on
				Currency	Cash flow	defined benefit	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2017		3,149,564	(178)	(2,086,555)	1,506	(12,900)	38,538	2,640,281	580,870	366,404	4,096,660	88,644	4,185,304
Total increase (decrease) in equity
Comprehensive income
Gain (losses)	25	-	-	-	-	-	-	-	-	155,304	155,304	45,410	200,714
Other comprehensive income		-	-	(45,035)	16,634	1,974	-		(26,427)	-	(26,427)	(2,515)	(28,942)
Total comprehensive income		-	-	(45,035)	16,634	1,974	-	-	(26,427)	155,304	128,877	42,895	171,772
Transactions with shareholders
Dividens	25	-	-	-	-	-	-	-	-	(46,591)	(46,591)	-	(46,591)
Increase (decrease) through transfers and other changes, equity	25-34	(3,299)	-	-	-	-	943	(501)	442	-	(2,857)	(40,392)	(43,249)
Total transactions with shareholders		(3,299)	-	-	-	-	943	(501)	442	(46,591)	(49,448)	(40,392)	(89,840)
Closing balance as of December 31, 2017		3,146,265	(178)	(2,131,590)	18,140	(10,926)	39,481	2,639,780	554,885	475,117	4,176,089	91,147	4,267,236

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

10

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the year ended
		December 31,
	Note	2018	2017
		ThUS$	ThUS$

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		10,787,805	10,595,718
Other cash receipts from operating activities		95,099	73,668
Payments for operating activities
Payments to suppliers for goods and services		(7,331,390)	(6,722,713)
Payments to and on behalf of employees		(1,789,022)	(1,955,310)
Other payments for operating activities		(255,988)	(223,706)
Income taxes refunded (paid)		(29,186)	(91,986)
Other cash inflows (outflows)	35	39,612	(8,931)
Net cash flows from operating activities		1,516,930	1,666,740
Cash flows used in investing activities
Cash flows from losses of control of subsidiaries or other businesses		69,724	6,503
Cash flows used in the purchase of non-controlling interest		(2)	-
Other cash receipts from sales of equity or debt instruments of other entities		3,645,608	3,248,693
Other payments to acquire equity or debt instruments of other entities		(3,548,239)	(3,106,411)
Amounts raised from sale of property, plant and equipment		223,753	51,316
Purchases of property, plant and equipment		(660,707)	(403,666)
Purchases of intangible assets		(96,206)	(87,318)
Interest received		10,175	12,684
Other cash inflows (outflows)	35	(2,476)	(9,223)
Net cash flow from (used in) investing activities		(358,370)	(287,422)
Cash flows from (used in) financing activities	35
Amounts raised from long-term loans		779,062	1,305,384
Amounts raised from short-term loans		293,000	132,280
Loans repayments		(1,045,662)	(1,829,191)
Payments of finance lease liabilities		(692,687)	(344,901)
Dividends paid		(72,620)	(66,642)
Interest paid		(357,355)	(389,724)
Other cash inflows (outflows)		44,053	13,706
Net cash flows from (used in) financing activities		(1,052,209)	(1,179,088)
Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		106,351	200,230
Effects of variation in the exchange rate on cash and cash equivalents		(166,713)	(7,553)
Net increase (decrease) in cash and cash equivalents		(60,362)	192,677
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6	1,142,004	949,327
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6	1,081,642	1,142,004

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

11

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the "Company") is a public limited company registered with the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange - Stock Exchange, besides being listed in the United States of America on the New York Stock Exchange ("NYSE"), in the form of American Depositary Receipts ("ADRs").

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentina and Paraguay different countries. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Americo Vespucio Sur No. 901, Renca commune.

As of December 31, 2018 the statutory capital of the Company is represented by 606,874,525 shares, all ordinary, without par value, which is divided into: (a) 606,407,693 subscribed and paid shares; and (b) 466,832 shares pending subscription and payment, which correspond to the balance of shares pending placement of the last capital increase approved at the extraordinary shareholders meeting of August 18, 2016.

The controller of the Company is the Cueto Group, which through the companies Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Costa Verde Aeronáutica Tres SpA, Inversiones Nueva Costa Verde Aeronáutica Ltda., Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A. and Inversiones La Espasa Dos y Cía. Ltda., Owns 27.91% of the shares issued by the Company, so it is the controller of the Company in accordance with the provisions of letter b) of Article 97 and Article 99 of the Market Law of Values, taken care of that it influences decisively in the administration of this one.

As of December 31, 2018, the Company had a total of 1,451 shareholders in its registry. At that date, approximately 2.45% of the Company's property was in the form of ADRs.

For the period ended December 31, 2018, the company had an average of 41,097 employees, ending this period with a total number of 41,170 people, distributed in 6,380 Administration employees, 4,928 in Maintenance, 13,391 in Operations, 9,196 Cabin Crew , 4,169 Cockpit Crew and 3,106 in Sales.

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The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As December 31, 2018			As December 31, 2017
		Country	Functional
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%

96.518.860-6	Latam Travel Chile S.A. and Subsidary	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Insland	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Insland	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	99.0000	1.0000	100.0000	0.0000	0.0000	0.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)        As of December 31, 2018, the indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 49% of political rights its percentage arise as a result of the provisional measure No. 714 of the Brazilian government implemented during 2016 that allows foreign capital to have up to 49% ownership. In this way, since April 2016, LATAM Airlines Group S.A. owns 901 shares with the right to vote of Holdco I S.A., which is equivalent to 49% of the total shares with voting rights of said company and TEP Chile S.A. owns 938 shares with the right to vote of Holdco I S.A., which is equivalent to 51% of the total shares with voting rights.

13

b)	Financial Information

		Statement of financial position						Net Income
								For the year ended
		As of December 31, 2018			As of December 31, 2017			December 31,
								2018	2017
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

96.518.860-6	Latam Travel Chile S.A. and Subsidary	10,165	3,210	6,955	6,771	2,197	4,574	2,385	1,833
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	522,855	1,278,349	(762,139)	499,345	1,101,548	(596,406)	(128,345)	(35,943)
Foreign	Lan Perú S.A.	417,767	407,570	10,197	315,607	303,204	12,403	3,372	1,205
93.383.000-4	Lan Cargo S.A.	511,275	334,498	176,777	584,169	371,934	212,235	(34,401)	(30,220)
Foreign	Connecta Corporation	66,593	28,183	38,410	38,735	17,248	21,487	16,923	13,030
Foreign	Prime Airport Services Inc. and Subsidary (*)	15,817	17,654	(1,837)	12,671	15,722	(3,051)	1,225	857
96.951.280-7	Transporte Aéreo S.A.	330,777	128,428	202,349	324,498	104,357	220,141	(17,847)	2,172
96.631.520-2	Fast Air Almacenes de Carga S.A.	15,499	7,962	7,537	12,931	4,863	8,068	386	939
Foreign	Laser Cargo S.R.L.	26	13	13	18	27	(9)	(3)	2
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	53,326	13,040	38,812	66,039	42,271	18,808	19,876	3,438
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary (*)	181,522	192,059	(9,614)	144,884	156,005	(10,112)	497	3,389
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	1,383	50	1,333	11,681	5,201	6,377	(4,774)	1,561
96.847.880-K	Technical Trainning LATAM S.A.	2,879	1,031	1,848	1,967	367	1,600	884	109
Foreign	Latam Finance Limited	679,034	756,774	(77,740)	678,289	708,306	(30,017)	(47,723)	(30,017)
Foreign	Peuco Finance Limited	608,191	608,191	-	608,191	608,191	-	-	-
Foreign	Profesional Airline Services INC.	2,430	1,967	463	3,703	3,438	265	197	294
Foreign	Jarletul S.A.	18	125	(107)	-	-	-	(107)	-
Foreign	TAM S.A. and Subsidiaries (*)	4,304,126	3,013,831	1,221,459	4,490,714	3,555,423	856,829	(12,538)	160,582

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

Additionally, we have proceeded to consolidate the following special purpose entities: 1. Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 2. Guanay Finance Limited created to issue a bond collateralized with future credit card receivables; 3. Private investment funds. These companies have been consolidated as required by IFRS 10.

All controlled entities have been included in the consolidation.

14

The changes that occurred in the consolidation perimeter between January 1, 2017 and December 31, 2018, are detailed below:

(1)	Incorporation or acquisition of companies

-	Prismah Fidelidade Ltda. was constituted on June 29, 2012, whose ownership corresponds 99.99% to Multiplus S.A. direct subsidiary of TAM S.A. The operation of this company began in December 2017.

-	On November 2015, the company Peuco Finance Limited was created, whose ownership corresponds 100% to LATAM Airlines Group S.A. The operation of this company began in December 2017.

-	During the month of December 2017, a capital increase in TAM S.A was reported to the Finance Committee for up to US $ 900 million.

The contributions were made on December 11, 2017 for US $ 210 million, January 24, 2018 for US $ 449 million and February 5, 2018 for US $ 200 million, without issuance of new shares.

These capital increases were made and integrated 100% by the shareholder LATAM Airlines Group S.A.

The foregoing, in accordance with the TAM's shareholder Holdco I S.A., who renounces to any right arisinged from this increase.

-	On January 22, 2018, Lan Pax Group S.A., purchased 17,717 shares of Laser Cargo SRL. to Andes Airport Service S.A., consequently Lan Pax Group S.A. ownsership is 3.77922% and Lan Cargo S.A. with a 96.22078% share of Laser Cargo SRL.

-	On March 13, 2018, the company Jarletul S.A., was create. The company ownership is 99% of LATAM Airlines Group S.A. and a 1% is from Inversiones Lan S. A.. The company main activity is a Travel Agency.

-	As of December 31, 2018, Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 5,319 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, consequently, the indirect participation of LATAM Airlines Group S.A. correspond to 99.2012%

(2)	Dissolution of companies

-	On November 20, 2017 LATAM Airlines Group S.A. acquires 100% of the shares of Inmobiliaria Aeronáutica S.A. consequently, a merger and subsequent dissolution of said company was carried out.

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(3)	Disappropriation of companies.

-	On May 5, 2017 Lan Pax Group S.A. and Inversiones Lan S.A., both subsidiaries of LATAM Airlines Group S.A., sold to Talma Servicios Aeroportuarios S.A. and Inversiones Talma S.A.C., 100% of the capital stock of Rampas Andes Airport Services S.A.

The sale value of Rampas Andes Airport Services S.A. it was of ThUS$ 8,624.

-	On May 7, 2018 LATAM Airlines Group S.A. and its subsidiaries Inversiones LAN S.A. and LAN Pax Group S.A., sold, assigned and transferred to the Spanish companies Acciona Airport Services, S.A. and Acciona Aeropuertos, S.L., 100% of its shares in the subsidiary Andes Airport Services S.A.

The sale value of Andes Airport Services S.A. it was ThUS$ 39,108

-	On November 30, 2018, Mas Investment Limited, a subsidiary of LATAM Airlines Group S.A., sold to Puente Aéreo Corporación S.A. de C.V. his participation in the companies Air Transportes Mas de Carga S.A. de C.V. and Promotora Aérea Latino Americana S.A. de C.V.

The sale value of this transaction was ThUS$ 29,466.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. for the period ended December 31, 2018, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issue by the International Accounting Standards Board (“IASB”) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

In order to facilitate comparison, some minor reclassifications have been made to the consolidated financial statements for the previous year.

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(a)	Accounting pronouncements with implementation effective from January 1, 2018:

	Date of issue	Mandatory application: exercises started at from
(i) Rules and amendments

IFRS 9: Financial instruments.	December 2009	01/01/2018

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

IFRS 15: Revenue from ordinary activities from contracts with customers.	May 2014	01/01/2018

Amendment to IFRS 15: Revenue from ordinary activities from contracts with customers.	April 2016	01/01/2018

Amendment to IFRS 2: Share-based payments	June 2016	01/01/2018

Amendment to IFRS 4: Insurance contract	September 2016	01/01/2018

Amendment to IAS 40: Investment property	December 2016	01/01/2018

(ii) Improvements

Improvements to the International Financial Reporting Standards (cycle 2014-2016) IFRS 1: Adoption for the first time of international financial reporting standards and IAS 28 Investments in associates and joint ventures.	December 2016	01/01/2018

(iii) Interpretations

IFRIC 22: Transactions in foreign currency and anticipated consideration	December 2016	01/01/2018

The Company has recognized the changes identified as a result of the adoption of IFRS 9 and IFRS 15, recognizing the cumulative effect of the initial application of these standards as an adjustment to the opening balance of retained earnings as of January 1, 2018, therefore, the Financial statements as of December 31, 2017 have not been modified.

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The impacts of the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from ordinary contracts with customers are as follows:

Consolidated statement of financial position (extract)

		As of	Adoption				As of
		December 31,	effect				January 1
	Note	2017	IFRS 9		IFRS 15		2018
		ThUS$	THUS$		ThUS$		ThUS$
Current assets
Other non-financial assets, current	7 - 12	221,188	-		54,361	(4)	275,549
Trade debtors and other accounts receivable, current	7 - 8	1,214,050	(11,105	)(1)	-		1,202,945

Non-current assets
Deferred tax assets		364,021	89	(2)	6,005	(7)	370,115

Current liabilities
Accounts payable commercial and other
Debts to pay	7 - 20	1,695,202	-		(22,192	)(5)	1,673,010
Other non-financial liabilities, current	22	2,823,963	-		77,640	(6)	2,901,603

Non-current liabilities
Deferred tax liability	18	949,697	(1,021	)(2)	4,472	(5)	953,148

Equity
Accumulated earnings	25	475,118	(9,995	)(3)	446	(8)	465,569

- Effects of adopting IFRS 9

(1) Expected credit losses: The Company modified the calculation of the impairment provision to comply with the expected credit loss model, established in IFRS 9 Financial Instruments, which replaces the current loss impairment model incurred. To the calculate porcentage of credit losses, a risk matrix was used, grouping the portfolio, according to similar characteristics of risk and maturity. This change resulted in the recognition of an increase in the provision for impairment losses of US $ (11.1) million.

This standard also includes requirements related to the classification and measurement of financial assets and liabilities and an expected credit loss model that replaces the current loss impairment model incurred.

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As of January 1, 2018, the calculation of the impairment losses provision are as follows:

	Portfolio maturity
			Up to	Up to	More than
		Up to	91 to	181 to	360
	Up to date	90 days	180 days	360 days	days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Expected loss rate	1%	21%	46%	67%	94%	8%
Gross book value	1,046,909	36,241	12,001	14,623	66,022	1,175,796
Impairment provision	(13,570)	(7,774)	(5,499)	(9,803)	(61,787)	(98,433)

(2) Deferred tax adjustments originated by the application of IFRS 9.

(3) Net effect on accumulated results of the adjustments indicated above.

In addition to the impacts on the consolidated statement of financial position, the application of IFRS 9: Financial Instruments requires the classification of financial instruments according to the business model, to determine the form of measurement of financial instruments, after their initial recognition.

The Company analyzed the business models and classified its financial assets and liabilities according to the following:

	Classification IAS 39				Classification IFRS 9
				Initial
Assets	Loans	Hedge	Held	as fair value		At fair value
	and	and	for	through profit	Cost	with changes
	receivables	derivatives	traiding	and loss	amortized	in results	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of December 31, 2017	2,446,864	62,867	1,915	501,890	-	-	3,013,536

Cash and cash equivalents	(1,112,346)	-	-	(29,658)	1,112,346	29,658	-
Other financial assets, current	(23,918)	-	(1,421)	(472,232)	23,918	473,653	-
Trade debtors and other accounts receivable, current	(1,214,050)	-	-	-	1,214,050	-	-
Accounts receivable from entities related, current	(2,582)	-	-	-	2,582	-	-
Other financial assets, non-current	(87,077)	-	(494)	-	87,077	494	-
Accounts receivable, non-current	(6,891)	-	-	-	6,891	-	-

Balance as of January 1, 2018	-	62,867	-	-	2,446,864	503,805	3,013,536

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	Classification IAS 39		Classification IFRS 9
Liabilities	Others	Held
	financial	hedge	Cost
	liabilities	derivatives	amortized	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Balance as of December 31, 2017	10,086,434	14,817	-	10,101,251
Other current financial liabilities	(1,288,749)	-	1,288,749	-
Trade accounts payable and other accounts payable, current	(1,695,202)	-	1,695,202	-
Accounts payable to related entities, current	(760)	-	760	-
Other financial liabilities, not current	(6,602,891)	-	6,602,891	-
Accounts payable, not current	(498,832)	-	498,832	-
Balance as of January 1, 2018	-	14,817	10,086,434	10,101,251

- Effects of adopting IFRS 15

(4) Contract costs: The Company has capitalized the costs related to the revenues from air transport of passengers, corresponding to: the commissions charged by the credit card administrators for US$ 22.0 million and the air ticket booking services through the system general distribution (GDS) for US$ 15.6 million. Additionally, there is a reclassification of commissions from travel agencies for US$ 16.8 million, which previously were presented, according IAS 18, net of the liability to fly in other non-financial liabilities.

(5) Contract liabilities: The Company has adjusted certain concepts that were recorded as obligations with suppliers and customers, which must now be treated as contract liabilities; therefore they must be deferred until the benefit of the service have been rendered. These concepts are mainly related to the ground transportation service for US $ 15.6 million and traveler's checks for US $ 6.6 million.

(6) Performance Obligations: The Company analyzed the moment in which the performance obligations identified in the contracts with customers must be recognized in the consolidated result. During this analysis, some concepts were identified which must be deferred until the moment of service provision, mainly related to land transportation services, charges for modifications to the initial contract in the sale of tickets and redeem of some products associated with loyalty programs for US$ 60.8 million. Additionally, there is the reclassification detailed in numeral (4) for US$ 16.8 million.

(7) Deferred tax adjustments originated by the application of IFRS 15.

(8) Net effect on accumulated results of the adjustments indicated above.

Additionally, the Company concluded that, in the rendering of certain services, it acted as agent in the provision of these services, therefore some reclassifications were made in the consolidated income statement to reflect the corresponding commission.

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The effects of the changes recognized in the application of IFRS 15 in the year 2018 in the consolidated income statement are presented below:

		For the year ended December 31, 2018
Reconciliation Revenue			Adjustments for reconciliation
		Results		Deferred		Results
		under	Contract	revenues		under
	Note	IFRS 15	costs (4)	recognition [(5), (6)]	Reclassifications	IAS 18
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	26	9,895,456	-	48,561	31,501	9,975,518
Cost of sales		(7,962,843)	-	(34,986)	-	(7,997,829)
Gross margin		1,932,613	-	13,575	31,501	1,977,689

Other income	28	472,758	-	-	42,563	515,321
Distribution costs		(619,200)	(43)	-	(20,003)	(639,246)
Administrative expenses		(721,270)	(806)	-	(54,061)	(776,137)
Other expenses		(359,781)	-	-	-	(359,781)
Other gains/(losses)		53,499	-	-	-	53,499
Income from operation activities		758,619	(849)	13,575	-	771,345

Financial income		53,253	-	-	-	53,253
Financial costs	27	(356,269)	-	-	-	(356,269)
Foreign exchange gains/(losses)	29	(157,708)	-	-	-	(157,708)
Result of indexation units		(865)	-	-	-	(865)

Income (loss) before taxes		297,030	(849)	13,575	-	309,756
Income (loss) tax expense / benefit	18	(88,456)	(23)	(1,030)	-	(89,509)
NET INCOME (LOSS) FOR THE PERIOD		208,574	(872)	12,545	-	220,247
Income (loss) attributable to owners of the parent		176,822	(872)	12,545	-	188,495
Income (loss) attributable to non-controlling interest	14	31,752	-	-	-	31,752
Net income (loss) for the year		208,574	(872)	12,545	-	220,247

(b)       Accounting pronouncements not yet in force for financial years beginning on January 1, 2018 and which has not been effected early adoption

(i) Rules and amendments	Date of issue	Mandatory application: exercises started at from

IFRS 16: Leases	January 2016	January 1, 2019

Amendment to IFRS 9: Financial Instruments	October 2017	January 1, 2019

Amendment to IAS 28: Investments in associates and joint ventures	October 2017	January 1, 2019

IFRS 17: Insurance contracts	May 2017	January 1, 2021

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

Amendment to IAS 19: Benefits to employees	February 2018	January 1, 2019

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	Date of issue	Mandatory application: exercises started at from

Amendment to IFRS 3: Business combination	October 2018	January 1, 2020

Amendment to IAS 1: Presentation of financial statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors	October 2018	January 1, 2020

(ii) Improvements

Improvements to International Financial Reporting Standards (cycle 2015-2017) IFRS 3: Business combination; IAS 12: Income tax; IFRS 11: Joint agreements and IAS 23 Costs for loans.	December 2017	January 1, 2019

(iii) Interpretations

IFRIC 23: Uncertain tax positions	June 2017	January 1, 2019

The Company's management believes that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the consolidated financial statements of the Company in the exercise of its first application, except for IFRS 16.

IFRS 16 Leases incorporates significant changes in the accounting of tenants by requiring a similar treatment to financial leases for all those leases that are currently classified as operational lease with a term greater than 12 months. This standard will be applied since January 1, 2019 and means, in general terms, that an asset representative of the right to use the assets subject to operational leasing contracts and a liability equivalent to the present value of the payments associated with the contract must be recognized. The effects on the income statement will be; the monthly lease payments will be replaced by the depreciation of the right of use and the recognition of a financial expense. Likewise, in the Statement of Cash Flows, the operating flow will decrease by the amount of the lease payment, increasing the flow of financing, separated in interest and principal, from the lease liability.

During the year 2018 the Company began the analysis of the effects of first adoption of IFRS 16, applying this new standard to the contracts identified as leases using IAS 17 "Leases" and IFRIC 4 "Determining whether an Arrangement Contains a Lease”.

The Company will apply this new standard with a retrospective application, restating the comparative financial statements, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

The Company will continue to recognize the expenses associated with short-term lease contracts, as well as with the underlying low-value assets, in a straight-line manner as an expense in profit or loss, as indicated by the exception established in IFRS 16.

When establishing the terms of the lease, the Company has evaluated the relevant facts or circumstances that may determine the possible exercise of the options to extend or terminate the lease agreements. These options will be evaluated on each closing date.

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For the valuation of the right of use and the lease liability, the Company has determined the present value of the payments for non-cancelable leases, using the implicit interest rate for leases related to aircraft, and incremental borrowing rate for the rest of the contracts. For incremental borrowing rate, the company considered for its calculation historical information on financing of the Company, market variables, asset types, country risk and currency among other factors.

The main impact due to the application of this new standard will came from the aircraft and engines, whose quantity and balance of non-cancelable lease commitments is disclosed in note 32 "Commitments".

As at the reporting date, the group has non-cancellable operating lease commitments for aircraft and engines of US$ 3,581 millions, additionally for other assets, it amounts of US$ 161 millions. Of these commitments, approximately US$ 59 millions relate to short-term leases and to low value leases which will both be recognized on a straight-line basis as expense in profit or loss.

For the remaining lease commitments the group expects to recognize right-of-use assets of approximately US$ 2,512 millions on 1 January 2019, and lease liabilities for US$ 2,820 millions. It is estimated that there will be no significant effects on net income for the year 2019.

Operating cash flows will increase and financing cash flows decrease by approximately US$ 521 millions as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information revealed when carrying out a business combination, such as the acquisition of an entity by the Company, is apply the acquisition method provided for in IFRS 3: Business combination.

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(b)	Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

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The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the group's entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index ("CPI"), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion. (See Note 4(g))

Net losses or gains arising from the re-expression of non-monetary items and income and costs are recognized in the consolidated income statement under "Result of indexation units".

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period in which the economy of the entity ceases to be considered as a hyperinflationary economy, at that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the Consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)	Group entities

The results and the financial situation of the Group's entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)           Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)          The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)         All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income.

For those subsidiaries of the group whose functional currency is different from the presentation currency and, moreover, corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed, restated when the currency came from the functional entity of the foreign entity corresponds to that of a hyperinflationary economy, the adjustments for the restatement of goodwill are recognized in the consolidated equity.

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2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to deterioration.

The amounts of advances paid to the aircraft manufacturers are activated by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, they will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year.

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount (Note 2.8).

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

(See Note 16)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

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(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. And Subsidiaries and recognized at fair value under IFRS. During the year 2016, the estimated useful life of the brands change from an indefinite useful life to a five-year period, the period in which the value of the brands will be amortized (See Note 15).

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

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2.9.	Financial assets

As of January 1, 2018, the Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the income statement.

(a)	Debt instruments

The subsequent measurement of debt instruments depends on the group's business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or FVOCI are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the income statement within other gains / (losses) in the period in which it arises.

(b)	Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the statement of income as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.10.	Derivative financial instruments and hedging activities

Derivatives are recognized, in accordance with IAS 39, initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative has been designated as a hedging instrument and, if so, the nature of the item being hedged. The Company designates certain derivatives as:

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(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instrument mature, is sold or fails to meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

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(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under "Cost of sales". When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

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2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The expense by tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in other comprehensive income, directly in income by function or goodwill, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period, is recorded as a liability with charge to remuneration.

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(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue from contracts with customers

(a)	Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been lent or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)	Expiration of air tickets

The Company estimates in a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of the same. Air tickets without refund clause are expired on the date of the flight in case the passenger does not show up.

(c)	Costs associated with the contract

The costs related to the sale of air tickets are activated and deferred until the corresponding service is provided. These assets are included under Other non-financial assets in the Consolidated Classified Statement of Financial Position.

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(d)	Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass, LATAM Fidelidade and Multiplus, whose objective is loyalty through the delivery of miles or points.

Members of these programs accumulate miles when flying with LATAM Airlines Group or any other member airline of the oneworld® program, as well as using the services of the associated entities.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is immediately recognized. When the exchange is made through air tickets of an airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the transportation service are rendered or expiration for non-use.

In addition, the Company has contracts with certain non-airline companies for the sale of miles or points. These contracts include some performance obligations in addition to the sale of the mile or point, such as marketing, advertising and other benefits. The income associated with these concepts is recognized in the income statement to the extent that the miles are accredited.

The calculation of the deferred income by loyalty programs at the end of the period corresponds to the valuation of the miles and points awarded to the holders of the loyalty programs, pending use, weighted by the probability of their exchange.

The miles and points that the Company estimates will not be exchanged, the proportionally associated value is recognized during the period in which it is expected that the remaining miles and points will be exchanged. The Company uses statistical models to estimate the exchange probability, which is based on historical patterns and projections.

(e)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.21.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

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(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

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(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels, exchange rates and interest rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the year ended December 31, 2018, the Company recognized gains of US$ 29.7 million for fuel coverage net of premium. During the same period of 2017, the Company recognized gains of US$ 15.1 million for the same concept.

As of December 31, 2018, the market value of fuel positions amounted to US$ 15.8 million (negative). At the end of December 2017, this market value was US$ 10.7 million (positive).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2018 (*)	Maturities
	Q119	Q219	Q319	Q419	Total
Percentage of coverage over the expected volume of consumption	66%	58%	40%	15%	45%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2017 (*)	Maturities
	Q118	Q218	Q318	Total

Percentage of coverage over the expected volume of consumption	19%	12%	5%	12%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

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Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the fourth quarter of 2019.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of December 2018 and the end of December, 2017.

	Positions as of December 31, 2018	Positions as of December 31, 2017
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)

+5	+7.4	+1.8
-5	- 5.5	-3.3

Given the structure of fuel coverage during 2018, considers a hedge-free portion, a vertical drop of 5 dollars in the JET reference price (considered as the monthly average), would have meant an approximate impact US $ 135.2 million of lower fuel costs. For the same period, a vertical rise of $ 5 in the JET reference price (considered as the monthly average) would have meant an impact of approximately US $ 146.5 million of higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company's business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company's Consolidated Income.

The largest operational exposure to LATAM's exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

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At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian nuevo sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

With the objective of reducing exposure to the exchange rate risk in the operational cash flows of 2018, and securing the operating margin, LATAM makes hedges using FX derivatives.

As of December 31, 2018, the Company does not maintain hedge derivatives. At the end of December 2017, this market value was US $ 4.4 million (positive).

During the period ended December 31, 2018, the Company recognized gains of US$ 18.3 million for FX net premium coverage. During the same period of 2017, the company recognized losses of US$ 9.7 million for this concept.

As of December 31, 2018, the Company has not subscribed new FX derivatives. By the end of December 2017, the company had contracted FX derivatives for US$ 180 million for BRL.

As of December 31, the company has contracted FX derivatives which have not been recorded under hedge accounting. The market value of these positions amounts to US$ 19.4 million (positive). The premium associated with the contracting of this derivative is accrued linearly during the months elapsed until the expiration of the instrument. The Company registered the derivative as fair value through profits and loss. As of December 31, 2018, the amount recognized in results amounts to US $ 11.7 million (positive) net of premiums.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

FX derivatives are recorded as cash flow hedge contracts; therefore, a variation in the exchange rate has an impact on the market value of the derivatives, the changes of which affect the Company's net equity.

As of December 31, 2018, the Company does not have FX derivatives in its portfolio. During 2017, the Company contracted derivative currency swaps to hedge debt issued the same year for a notional UF 8.7 million. As of December 31, 2018, the market value of derivative positions of currency swaps amounted to US$ 15.1 million (positive).

In the case of TAM S.A, whose functional currency is the Brazilian real, a large part of its liabilities are expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollars to reais, they have an impact on the result of TAM S.A., which is consolidated in the Company's Income Statement.

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With the objective of reducing the impact on the Company's results caused by appreciations or depreciations of R$/US $, the Company has executed internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2018	Effect at December 31, 2017
of R$/US$(*)	Millions of US$	Millions of US$

-10%	+39.8	+80.5
+10%	-39.8	-80.5

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2018	Effect at December 31, 2017
of R$/US$	Millions of US$	Millions of US$

-10%	+384.73	+386.62
+10%	-314.78	-316.33

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate ("ILC").

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Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 60% (63% at December 31, 2017) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

As of December 31, 2018, the market value of the derivative positions of interest rates amounted to US $ 2.2 million (negative). At the end of December 2017, this market value was US $ 6.6 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of December 31, 2018	Positions as of December 31, 2017
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	-29.62	-29.26
-100 basis points	+29.62	+29.26

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of December 31, 2018	Positions as of December 31, 2017
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	+0.70	+1.9
-100 basis points	-0.71	-1.9

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

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(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the Company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

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One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations.

The liquid funds, the future cash generation and the capacity to obtain additional funding, through bond issuance and banking loans, will allow the Company to obtain sufficient alternatives to face its investment and financing future commitments.

At December 31, 2018 is US$ 1,404 million (US$ 1,614 million at December 31, 2017), invested in short term instruments through financial high credit rating levels entities.

In addition to the balance of liquid funds, the Company has access to short-term credit lines. As of December 31, 2018, LATAM has credit lines for working capital that are not committed to several banks and additionally has an unused committed line of US $ 600 million (US $ 450 million as of December 31, 2017) subject to availability of collateral.

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Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	38,625	76,275	-	-	-	114,900	113,000	At Expiration	3.36	3.36
97.032.000-8	BBVA	Chile	UF	-	52,490	-	-	-	52,490	50,785	At Expiration	3.31	3.31
97.036.000-K	SANTANDER	Chile	US$	23,070	-	-	-	-	23,070	23,000	At Expiration	3.90	3.90
97.003.000-K	BANCO DO BRASIL	Chile	US$	201,884	-	-	-	-	201,884	200,000	At Expiration	3.64	3.64
97.951.000-4	HSBC	Chile	US$	12,094	-	-	-	-	12,094	12,000	At Expiration	3.14	3.14

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,778	17,086	16,662	-	-	39,526	38,231	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	US$	-	15,766	-	-	-	15,766	15,000	Semiannual	6.74	6.74
97.036.000-K	SANTANDER	Chile	US$	1,347	587	102,521	-	-	104,455	102,521	Quarterly	5.60	5.60
76.362.099-9	BTG	Chile	UF	510	1,531	69,435	-	-	71,476	65,862	At Expiration	3.10	3.10

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	US$	-	84,375	614,375	96,250	724,063	1,519,063	1,200,000	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	18,985	37,970	196,970	213,114	467,039	345,182	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	743	2,201	5,718	2,086	-	10,748	10,080	Quarterly	3.23	3.23
0-E	BNP PARIBAS	U.S.A.	US$	14,741	61,973	152,826	145,252	250,387	625,179	511,698	Quarterly	4.55	4.55
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	31,336	96,304	248,720	289,251	509,168	1,174,779	952,758	Quarterly	4.47	4.47
0-E	CITIBANK	U.S.A.	US$	12,757	38,398	102,062	77,710	65,232	296,159	269,365	Quarterly	3.82	2.94
0-E	US BANK	U.S.A.	US$	18,406	55,112	146,045	144,670	86,076	450,309	411,684	Quarterly	4.00	2.82
0-E	NATIXIS	France	US$	14,027	42,132	111,528	92,228	124,910	384,825	324,524	Quarterly	4.69	4.69
0-E	PK AirFinance	U.S.A.	US$	2,490	7,663	25,610	3,153	-	38,916	37,615	Monthly	4.15	4.15
0-E	INVESTEC	England	US$	2,004	11,579	26,874	24,367	-	64,824	54,014	Semiannual	7.17	7.17

Otras obligaciones garantizadas

0-E	CREDIT AGRICOLE	France	US$	2,576	8,380	273,122	-	-	284,078	253,692	At Expiration	4.11	4.11
0-E	DVB BANK SE	Germany	US$	28,087	83,260	213,177	122,674	20,274	467,472	422,065	Quarterly	4.42	4.42

Other guaranteed obligations

0-E	ING	U.S.A.	US$	4,025	12,075	12,134	-	-	28,234	26,831	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	US$	7,618	21,994	27,811	1,684	-	59,107	56,403	Quarterly	3.66	3.31
0-E	CITIBANK	U.S.A.	US$	14,870	44,570	83,389	42,178	-	185,007	172,158	Quarterly	4.40	3.80
0-E	PEFCO	U.S.A.	US$	5,771	13,541	3,899	-	-	23,211	22,407	Quarterly	5.64	5.02
0-E	BNP PARIBAS	U.S.A.	US$	8,467	25,214	26,933	1,641	-	62,255	59,567	Quarterly	3.90	3.58
0-E	WELLS FARGO	U.S.A.	US$	35,458	106,397	282,923	239,168	99,232	763,178	719,338	Quarterly	2.77	2.09
97.036.000-K	SANTANDER	Chile	US$	6,340	19,025	49,945	26,779	-	102,089	95,022	Quarterly	3.68	3.14
0-E	RRPF ENGINE	England	US$	1,167	3,480	9,103	8,826	4,870	27,446	23,012	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	US$	1,711	5,175	13,640	13,394	760	34,680	31,544	Quarterly	3.93	3.33
0-E	BTMU	U.S.A.	US$	3,489	10,485	27,605	27,062	775	69,416	63,189	Quarterly	4.06	3.46
0-E	NATIXIS	France	US$	4,242	9,870	9,815	563	-	24,490	23,161	Quarterly	4.28	4.12
0-E	KFW IPEX-BANK	Germany	US$	1,764	5,328	5,378	-	-	12,470	12,215	Quarterly	4.20	4.19
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,074	6,197	7,840	-	-	16,111	15,417	Monthly	4.19	4.19
												-
Other loans

0-E	CITIBANK (*)	U.S.A.	US$	25,705	77,703	103,341	-	-	206,749	196,211	Quarterly	6.00	6.00
0-E	Boeing	U.S.A.	US$	559	1,425	55,728	-	-	57,712	55,727	At Expiration	4.01	4.01

Hedge derivative

-	OTHERS	-	US$	1,224	2,484	681	-	-	4,389	4,021	-	-	-

	Total			534,959	1,039,060	2,866,810	1,555,906	2,098,861	8,095,596	6,989,299

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

42

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE
	NCM	Holland	US$	175	499	1,332	55	-	2,061	1,851	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	4,195	7,935	46,780	41,872	-	100,782	95,789	Quarterly / Semiannual	6.87	6.87
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	839	2,433	6,542	-	-	9,814	9,226	Quarterly	4.81	4.81
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,536	32,312	161,778	-	-	205,626	208,224	Quarterly	5.88	5.82
0-E	GA Telesis LLC	U.S.A.	US$	680	1,753	4,675	4,675	11,318	23,101	13,202	Monthly	15.62	15.62
	Total			17,425	44,932	221,107	46,602	11,318	341,384	328,292

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2018

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables
-	OTHERS	OTHERS	US$	356,342	11,773	-	-	-	368,115	368,115	-	-	-
			CLP	137,296	359	-	-	-	137,655	137,655	-	-	-
			BRL	250,915	925	-	-	-	251,840	251,840	-	-	-
			Other currencies	518,448	3,918	-	-	-	522,366	522,366	-	-	-
Accounts payable to related parties currents
Foreing	Inversora Aeronáutica Argentina S.A.	Argentina	ARS	15	-	-	-	-	15	15	-	-	-
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	365	-	-	-	-	365	365	-	-	-
Extranjera	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	2	-	-	-	-	2	2	-	-	-
	Total			1,263,383	16,975	-	-	-	1,280,358	1,280,358
	Total consolidated			1,815,767	1,100,967	3,087,917	1,602,508	2,110,179	9,717,338	8,597,949

43

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	75,863	-	-	-	-	75,863	75,000	At Expiration	2.30	2.30
97.032.000-8	BBVA	Chile	UF	-	57,363	-	-	-	57,363	55,801	At Expiration	3.57	2.77
97.036.000-K	SANTANDER	Chile	US$	30,131	-	-	-	-	30,131	30,000	At Expiration	2.49	2.49
97.030.000-7	ESTADO	Chile	US$	40,257	-	-	-	-	40,257	40,000	At Expiration	2.57	2.57
97.003.000-K	BANCO DO BRASIL	Chile	US$	100,935	-	-	-	-	100,935	100,000	At Expiration	2.40	2.40
97.951.000-4	HSBC	Chile	US$	12,061	-	-	-	-	12,061	12,000	At Expiration	2.03	2.03

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	22,082	22,782	43,430	-	-	88,294	84,664	Quarterly	3.68	3.68
0-E	BLADEX	U.S.A.	US$	-	16,465	15,628	-	-	32,093	30,000	Semiannual	5.51	5.51
97.036.000-K	SANTANDER	Chile	US$	2,040	3,368	202,284	-	-	207,692	202,284	Quarterly	4.41	4.41

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	US$	-	84,375	650,625	96,250	772,188	1,603,438	1,200,000	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	20,860	41,720	226,379	245,067	534,026	379,274	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	8,368	25,415	56,305	12,751	-	102,839	98,091	Quarterly	2.66	2.22
0-E	BNP PARIBAS	U.S.A.	US$	14,498	59,863	148,469	145,315	313,452	681,597	575,221	Quarterly	3.41	3.40
0-E	WELLS FARGO	U.S.A.	US$	30,764	92,309	246,285	246,479	245,564	861,401	808,987	Quarterly	2.46	1.75
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	32,026	95,042	253,469	244,836	676,474	1,301,847	1,034,853	Quarterly	4.48	4.48
0-E	CITIBANK	U.S.A.	US$	14,166	42,815	114,612	112,435	102,045	386,073	351,217	Quarterly	3.31	2.47
0-E	BTMU	U.S.A.	US$	3,292	9,997	26,677	26,704	14,133	80,803	74,734	Quarterly	2.87	2.27
0-E	APPLE BANK	U.S.A.	US$	1,611	4,928	13,163	13,196	7,369	40,267	37,223	Quarterly	2.78	2.18
0-E	US BANK	U.S.A.	US$	18,485	55,354	146,709	145,364	158,236	524,148	472,833	Quarterly	4.00	2.82
0-E	DEUTSCHE BANK	U.S.A.	US$	4,043	12,340	32,775	32,613	32,440	114,211	96,906	Quarterly	4.39	4.39
0-E	NATIXIS	France	US$	18,192	54,952	129,026	105,990	166,011	474,171	413,011	Quarterly	3.42	3.40
0-E	PK AirFinance	U.S.A.	US$	2,375	7,308	20,812	18,104	-	48,599	46,500	Monthly	3.18	3.18
0-E	KFW IPEX-BANK	Germany	US$	2,570	7,111	16,709	1,669	-	28,059	26,888	Quarterly	3.31	3.31
0-E	AIRBUS FINANCIAL	U.S.A.	US$	2,033	6,107	15,931	-	-	24,071	22,925	Monthly	3.19	3.19
0-E	INVESTEC	England	US$	1,930	11,092	26,103	26,045	11,055	76,225	63,378	Semiannual	6.04	6.04

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	1,757	5,843	246,926	-	-	254,526	241,287	At Expiration	3.38	3.38

Financial leases

0-E	ING	U.S.A.	US$	5,890	12,076	28,234	-	-	46,200	42,957	Quarterly	5.67	5.00
0-E	CITIBANK	U.S.A.	US$	12,699	38,248	91,821	51,222	2,880	196,870	184,274	Quarterly	3.78	3.17
0-E	PEFCO	U.S.A.	US$	13,354	34,430	23,211	-	-	70,995	67,783	Quarterly	5.46	4.85
0-E	BNP PARIBAS	U.S.A.	US$	13,955	35,567	50,433	2,312	-	102,267	98,105	Quarterly	3.66	3.25
0-E	WELLS FARGO	U.S.A.	US$	12,117	38,076	98,424	66,849	21,253	236,719	221,113	Quarterly	3.17	2.67
97.036.000-K	SANTANDER	Chile	US$	6,049	18,344	48,829	47,785	3,156	124,163	117,023	Quarterly	2.51	1.96
0-E	RRPF ENGINE	England	US$	370	3,325	8,798	8,692	9,499	30,684	25,983	Monthly	4.01	4.01

Other loans

0-E	CITIBANK (*)	U.S.A.	US$	25,783	77,810	206,749	-	-	310,342	285,891	Quarterly	6.00	6.00

Hedge derivative

-	Others	-	US$	5,656	6,719	6,228	-	-	18,603	17,407	-	-	-

	Total			535,352	960,284	3,010,385	1,630,990	2,780,822	8,917,833	7,633,613

(*) Bonus securitized with the future flows of credit card sales in the United States and Canada.

44

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	176	497	1,332	722	-	2,727	2,382	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	US$	4,248	7,903	23,141	71,323	-	106,615	99,036	Quarterly / Semiannual	5.59	5.59
0-E	WACAPOU LEASING S.A.	Luxembourg	US$	837	2,411	6,509	3,277	-	13,034	12,047	Quarterly	3.69	3.69
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,735	32,230	204,836	-	-	248,801	244,513	Quarterly	4.87	4.81
0-E	BANCO IBM S.A	Brazil	BRL	34	-	-	-	-	34	21	Monthly	6.89	6.89
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	161	12	-	-	-	173	109	Monthly	6.89	6.89
	Total			17,191	43,053	235,818	75,322	-	371,384	358,108

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

-	OTHERS	OTHERS	ThUS$	566,838	-	-	-	-	566,838	566,838	-	-	-
			CLP	165,299	-	-	-	-	165,299	165,299	-	-	-
			BRL	315,605	-	-	-	-	315,605	315,605	-	-	-
			Other currencies	290,244	11,215	-	-	-	301,459	301,459	-	-	-
Accounts payable to related parties currents
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	534	-	-	-	-	534	534	-	-	-
0-E	Inversora Aeronáutica Argentina	Argentina	ThUS$	4	-	-	-	-	4	4	-	-	-
0-E	Consultoría Administrativa Profesional S.A. de C.V.	Mexico	MXN	210	-	-	-	-	210	210	-	-	-
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	12	-	-	-	-	12	12	-	-	-

	Total			1,338,746	11,215	-	-	-	1,349,961	1,349,961

	Total consolidated			1,891,289	1,014,552	3,246,203	1,706,312	2,780,822	10,639,178	9,341,682

45

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2017, the Company had delivered US$ 16.4 million in guarantees for derivative margins, corresponding to cash and standby letters of credit. As of December 31, 2018, US$ 5.0 million were delivered in guarantees corresponding to cash and standby letters of credit. The decrease was due to: i) the expiration of hedge contracts, ii) acquisition of new fuel contracts, and iii) changes in fuel prices, changes in exchange rates and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of December 31, 2018 the Company has an international long term credit rating of BB- with stable outlook by Standard & Poor’s, a B+ rating with positive outlook by Fitch Ratings and a Ba3 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At December 31, 2018, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent)

-	Private investment funds.

46

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2018				As of December 31, 2017
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	43,653	43,653	-	-	29,658	29,658	-	-
Short-term mutual funds	43,653	43,653	-	-	29,658	29,658	-	-

Other financial assets, current	366,573	343,218	23,355	-	536,001	473,653	62,348	-
Fair value interest rate derivatives	19,460	-	19,460	-	3,113	-	3,113	-
Fair value of fuel derivatives	-	-	-	-	10,711	-	10,711	-
Fair value of foreign currency derivative	3,895	-	3,895	-	48,322	-	48,322	-
Accrued interest since the last payment date Swap of currencies	-	-	-	-	202	-	202	-
Derivative not recognized as a hedge	19,396	19,396	-	-	-	-	-	-
Private investment funds	322,428	322,428	-	-	472,232	472,232	-	-
Domestic and foreign bonds	1,394	1,394	-	-	1,421	1,421	-	-

Other financial assets, not current	-	-	-	-	519	-	519	-
Fair value derived from foreign currency	-	-	-	-	519	-	519	-

Liabilities

Other financial liabilities, current	33,633	7,712	25,921	-	12,200	-	12,200	-
Fair value of interest rate derivatives	335	-	335	-	8,919	-	8,919	-
Fair value of fuel derivatives	15,678	-	15,678	-	-	-	-	-
Fair value of foreign currency derivatives	7,587	-	7,587	-	2,092	-	2,092	-
Interest accrued since the last payment date of Currency Swap	2,321	-	2,321	-	1,189	-	1,189	-
Derivative not recognized as a hedge	7,712	7,712	-	-	-	-	-	-
Other financial liabilities, non current	340	-	340	-	2,617	-	2,617	-
Fair value of interest rate derivatives	-	-	-	-	2,617	-	2,617	-
Interest accrued since the last date of Swap interest rates	340	-	340	-	-	-	-	-

Additionally, at December 31, 2018, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

47

	As of December 31, 2018		As of December 31, 2017
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,037,989	1,037,989	1,112,346	1,112,346
Cash on hand	8,974	8,974	8,562	8,562
Bank balance	331,218	331,218	330,430	330,430
Overnight	282,164	282,164	239,292	239,292
Time deposits	415,633	415,633	534,062	534,062
Other financial assets, current	17,411	17,411	23,918	23,918
Other financial assets	17,411	17,411	23,918	23,918
Trade debtors, other accounts receivable and Current accounts receivable	1,162,582	1,162,582	1,214,050	1,214,050
Accounts receivable from entities related, current	2,931	2,931	2,582	2,582
Other financial assets, not current	58,700	58,700	87,571	87,571
Accounts receivable, non-current	5,381	5,381	6,891	6,891

Other current financial liabilities	1,397,156	1,578,835	1,288,749	1,499,495
Accounts payable for trade and other accounts payable, current	1,674,303	1,674,303	1,695,202	1,695,202
Accounts payable to entities related, current	382	382	760	760
Other financial liabilities, not current	5,864,570	5,893,387	6,602,891	6,738,872
Accounts payable, not current	483,656	483,656	498,832	498,832

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically these estimates refer to:

(a)  Evaluation of possible losses due to impairment of goodwill and intangible assets with indefinite useful life

As of December 31, 2018, goodwill amount to ThUS$ 2,294,072 (ThUS$ 2,672,550 as of December 31, 2017), while the intangible assets comprise the Airport Slots for ThUS$ 828,969 (ThUS$ 964,513 as of December 31, 2017) and Loyalty Program for ThUS$ 274,420 (ThUS$ 321,440 as of December 31, 2017).

48

The Company checks at least once a year whether goodwill and intangible assets with an indefinite useful life have suffered an impairment loss. For this evaluation, the Company has identified two cash generating units (CGU), "Air transport" and "Multiplus coalition and loyalty program". The book value of the surplus value assigned to each CGU as of December 31, 2018 amounts to ThUS$ 1,845,136 and ThUS$ 448,936 (ThUS$ $ 2,146,692 and ThUS$ 525,858 as of December 31, 2017), which include the following intangible assets with an indefinite useful life:

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of	As of	As of	As of
	December 31	December 31,	December 31	December 31,
	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$

Airport Slots	828,969	964,513	-	-
Loyalty program	-	-	274,420	321,440

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The mainly assumptions used as well as, the corresponding sensitivity analyses are showed in Note 16.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.8).

(c)	Recoverability of deferred tax assets

Deferred taxes are calculated according to the liability method, on the temporary differences that arise between the tax bases of assets and liabilities and their carrying amounts. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available with which to offset the temporary differences. The Company makes financial and fiscal projections to evaluate the realization in time of this deferred tax asset. Additionally, it ensures that these projections are consistent with those used to measure other long-lived assets. As of December 31, 2018, the Company has recognized deferred tax assets of ThUS$ 273,327 (ThUS$ 364,021 as of December 31, 2017) and has ceased to recognize deferred tax assets on tax losses of ThUS$ 137,761 (ThUS$ 81,155 December 31, 2017) (Note 18).

49

(d)	Air tickets sold that will not be finally used.

The Company records the advance sale of air tickets as deferred revenue. Revenue from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expired due to non-use. The Company evaluates in a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of air tickets. A change in this probability could have an impact on ordinary income in the year in which the change occurs and in future periods. As of December 31, 2018, deferred revenues associated with air tickets sold amounted to ThUS$ 1,299,304 (ThUS$ 1,550,447 as of December 31, 2017). A hypothetical change of one percentage point in passenger behavior with respect to use would result in an impact of up to ThUS $ 6,000 per month.

(e)	Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of December 31, 2018, the deferred revenue associated with the LATAM Pass loyalty program amounts to ThUS$ 1,324,635 (ThUS$ 853,505 as of December 31, 2017). A hypothetical change of one percentage point in the exchange probability would result in an impact of ThUS$ 26,726 on the results of 2018 (ThUS $ 25,000 in 2017). The deferred revenues associated with the LATAM Fidelidade and Multiplus loyalty programs amount to ThUS$ 293,831 as of December 31, 2018 (ThUS$ 364,866 as of December 31, 2017). A hypothetical change of two percentage points in the number of points pending to be exchanged would result in an impact of ThUS$ 13,140 on the results of 2018 (ThUS$ 11,187 in 2017).

(f)	Provisions needs, and their valuation when required

Known contingencies are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingent eventualities.

(g)	Consumer Price Index

For the calculation of the hyperinflation adjustment of companies with functional Argentine Peso, the company uses the index calculated by the Argentine Federation of Professional Councils of Economic Sciences resulting from combining the National Consumer Price Index ("CPI") published by the National Institute of Statistics and Censuses of the Argentine Republic ("INDEC") (base month: December 2016) with the IPIM published by the FACPCE.

50

For hyperinflation application on balances as of December 31, 2017, depending on the age of the non-monetary assets and liabilities, the index used were the following:

Year	2004	2005	2014	2015	2016	2017
Index	240.23	266.3	841.66	986.04	1,327.09	1,656.15

For the hyperinflation adjustment of the 2018 items, the following index were used:

Month	Jan-18	Feb-18	Mar-18	Apr-18	May-18	Jun-18	Jul-18	Aug-18	Sep-18	Oct-18	Nov-18
Index	1,685.25	1,726.02	1,766.42	1,814.81	1,852.47	1,921.69	1,981.30	2,058.36	2,192.86	2,311.09	2,383.96

The consolidated effects of IAS 29 adjustment on the balances as of January 1, 2018 were as follows:

ThUS$
Assets	5,129
Liabilities	377
Retained earings	4,752

The effect of inflation on the Company’s net monetary position in the consolidated income statements for the year ended December 31, 2018 were as follows:

ThUS$
Assets	1,379
Liabilities	(2,005)
Loss	(626)

(h)	Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus insuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

51

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

The Company considers that it has two operating segments: air transport and the Multiplus loyalty and coalition program.

The air transport segment corresponds to the route network for air transport and is based on the way in which the business is managed according to the centralized nature of its operations, the ability to open and close routes, as well as reallocating resources (aircraft, crew, personnel, etc.) within the network, which implies a functional interrelation between them, making them inseparable. This segment definition is one of the most common at the level of the airline industry worldwide.

The Multiplus Coalition and Loyalty Program segment, unlike the LATAM Pass and LATAM Fidelidade programs, which are frequent flyer programs that operate as a unilateral loyalty system, offers a flexible, interrelated coalition system among its members, which has 22.2 million members, together with being an entity with a separate administration and a business not directly related to air transport.

52

For the year ended			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At December 31,		At December 31,		At December 31,		At December 31,
	2018	2017	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Income from ordinary activities from external customers (*)	9,887,090	9,159,031	60,020	454,876	(51,654)	-	9,895,456	9,613,907
Passenger	8,700,622	8,039,601	60,020	454,876	(51,654)	-	8,708,988	8,494,477
Freight	1,186,468	1,119,430	-	-	-	-	1,186,468	1,119,430
Income from ordinary activities from transactions with other operating segments	-	454,876	-	67,554	-	(522,430)	-	-
Other operating income	346,315	308,937	126,443	240,952	-	-	472,758	549,889
Interest income	27,181	28,184	26,072	50,511		-	53,253	78,695
Interest expense	(356,269)	(393,286)	-	-		-	(356,269)	(393,286)
Total net interest expense	(329,088)	(365,102)	26,072	50,511	-	-	(303,016)	(314,591)
Depreciation and amortization	(974,827)	(994,416)	(6,819)	(7,209)	-	-	(981,646)	(1,001,625)
Material non-cash items other than depreciation and amortization	(223,677)	(75,479)	(85)	(145)	-	-	(223,762)	(75,624)
Disposal of fixed assets and inventory losses	(46,351)	(39,238)	-	-	-	-	(46,351)	(39,238)
Doubtful accounts	(18,741)	(18,272)	(96)	(144)	-	-	(18,837)	(18,416)
Exchange differences	(157,720)	(18,717)	11	(1)	-	-	(157,709)	(18,718)
Result of indexation units	(865)	748	-	-	-	-	(865)	748
Income (loss) atributable to owners of the parents (**)	72,333	(3,482)	109,602	158,783	-	-	181,935	155,301
Participation of the entity in the income of associates	-	-	-	-	-	-	-	-
Expenses for income tax	(36,506)	(104,376)	(47,276)	(69,128)	-	-	(83,782)	(173,504)
Segment profit / (loss)	103,645	41,931	109,602	158,783	-	-	213,247	200,714
Assets of segment	16,431,182	17,430,937	1,145,942	1,373,049	(10,347)	(6,014)	17,566,777	18,797,972
Segment liabilities	13,394,785	14,007,916	449,347	563,849	(24,131)	(41,029)	13,820,001	14,530,736
Amount of non-current asset additions	763,878	412,846	-	-	-	-	763,878	412,846
Property, plant and equipment	668,786	325,513	-	-	-	-	668,786	325,513
Intangibles other than goodwill	95,092	87,333	-	-	-	-	95,092	87,333
Purchase of non-monetary assets of segment	756,913	490,983	-	-	-	-	756,913	490,983

(*) The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

(**) The result of the Company includes a net result of ThUS$ (10,489) resulting from the application of IAS 21 and IAS 29, for the subsidiaries that are in hyperinflationary economies.

53

For the year ended			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At December 31,		At December 31,		At December 31,		At December 31,
	2018	2017	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Net cash flows from
Purchases of property, plant and equipment	660,631	403,282	76	384	-	-	660,707	403,666
Additions associated with maintenance	375,634	218,537	-	-	-	-	375,634	218,537
Other additions	284,997	184,745	76	384	-	-	285,073	185,129
Purchases of intangible assets (***)	85,628	79,102	10,578	8,216	-	-	96,206	87,318
Net cash flows from (used in) operating activities	1,394,146	1,489,797	111,161	186,367	11,623	(9,424)	1,516,930	1,666,740
Net cash flow from (used in) investing activities	(348,348)	(278,790)	(10,022)	(8,632)	-	-	(358,370)	(287,422)
Net cash flows from (used in) financing activities	(956,510)	(1,010,705)	(95,699)	(168,383)	-	-	(1,052,209)	(1,179,088)

(***)The Company does not have cash flows from purchases of intangible assets associated with maintenance.

54

The Company’s revenues by geographic area are as follows:

	For the year ended
	At December 31,
	2018	2017
	ThUS$	ThUS$

Peru	705,133	626,316
Argentina	989,883	1,113,467
U.S.A.	985,919	900,413
Europe	782,197	676,282
Colombia	372,794	359,276
Brazil	3,433,877	3,436,402
Ecuador	203,842	190,268
Chile	1,591,313	1,527,158
Asia Pacific and rest of Latin America	830,498	784,325
Income from ordinary activities	9,895,456	9,613,907
Other operating income	472,758	549,889

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Cash on hand	8,974	8,562
Bank balances	331,218	330,430
Overnight	282,164	239,292
Total Cash	622,356	578,284

Cash equivalents
Time deposits	415,633	534,062
Mutual funds	43,653	29,658
Total cash equivalents	459,286	563,720
Total cash and cash equivalents	1,081,642	1,142,004

55

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	December 31,	December 31,
Currency	2018	2017
	ThUS$	ThUS$

Argentine peso	17,786	12,135
Brazilian real	131,760	106,499
Chilean peso	415,713	81,845
Colombian peso	10,843	7,264
Euro	20,339	11,746
US Dollar	394,215	882,114
Other currencies	90,986	40,401
Total	1,081,642	1,142,004

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of December 31, 2018

	Measured at	At fair value
	amortized	with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,037,989	43,653	-	1,081,642
Other financial assets, current (*)	16,203	344,426	23,355	383,984
Trade and others accounts receivable, current	1,162,582	-	-	1,162,582
Accounts receivable from related entities, current	2,931	-	-	2,931
Other financial assets, non current (*)	58,700	-	-	58,700
Accounts receivable, non current	5,381	-	-	5,381
Total	2,283,786	388,079	23,355	2,695,220

	Measured at
	amortized	Hedge
Liabilities	cost	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,404,868	25,921	1,430,789
Trade and others accounts payable, current	1,674,303	-	1,674,303
Accounts payable to related entities, current	382	-	382
Other financial liabilities, non-current	5,864,570	340	5,864,910
Accounts payable, non-current	483,656	-	483,656
Total	9,427,779	26,261	9,454,040

(*) The value presented in designated at the initial moment at fair value with changes in results, corresponds mainly to private investment funds, and in loans and accounts receivable, corresponds to guarantees delivered.

56

As of December 31, 2017

				Initial
	Loans		Held	as fair value
	and	Hedge	for	through
Assets	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,112,346	-	-	29,658	1,142,004
Other financial assets, current (*)	23,918	62,348	1,421	472,232	559,919
Trade and others accounts receivable, current	1,214,050	-	-	-	1,214,050
Accounts receivable from related entities, current	2,582	-	-	-	2,582
Other financial assets, non current (*)	87,077	519	494	-	88,090
Accounts receivable, non current	6,891	-	-	-	6,891
Total	2,446,864	62,867	1,915	501,890	3,013,536

	Other	Held
	financial	Hedge
Liabilities	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,288,749	12,200	1,300,949
Trade and others accounts payable, current	1,695,202	-	1,695,202
Accounts payable to related entities, current	760	-	760
Other financial liabilities, non-current	6,602,891	2,617	6,605,508
Accounts payable, non-current	498,832	-	498,832
Total	10,086,434	14,817	10,101,251

(*)        The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

57

7.2.	Financial instruments by currency

	As of	As of
	December 31,	December 31,
a) Assets	2018	2017
	ThUS$	ThUS$

Cash and cash equivalents	1,081,642	1,142,004
Argentine peso	17,786	12,135
Brazilian real	131,760	106,499
Chilean peso	415,713	81,845
Colombian peso	10,843	7,264
Euro	20,339	11,746
US Dollar	394,215	882,114
Other currencies	90,986	40,401
Other financial assets (current and non-current)	442,684	648,009
Argentine peso	152	297
Brazilian real	327,110	475,810
Chilean peso	25,972	26,679
Colombian peso	1,748	1,928
Euro	7,438	7,853
US Dollar	78,121	133,431
Other currencies	2,143	2,011
Trade and other accounts receivable, current	1,162,582	1,214,050
Argentine peso	82,893	49,958
Brazilian real	511,171	635,890
Chilean peso	113,168	83,415
Colombian peso	7,259	3,249
Euro	49,044	48,286
US Dollar	110,312	257,324
Other currencies (*)	288,735	135,928
Accounts receivable, non-current	5,381	6,891
Brazilian real	3	4
Chilean peso	5,378	6,887
Accounts receivable from related entities, current	2,931	2,582
Brazilian real	293	2
Chilean peso	200	735
US Dollar	2,438	1,845
Total assets	2,695,220	3,013,536
Argentine peso	100,831	62,390
Brazilian real	970,337	1,218,205
Chilean peso	560,431	199,561
Colombian peso	19,850	12,441
Euro	76,821	67,885
US Dollar	585,086	1,274,714
Other currencies	381,864	178,340

(*)          See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

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NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Trade accounts receivable	1,077,561	1,175,796
Other accounts receivable	188,393	133,054
Total trade and other accounts receivable	1,265,954	1,308,850
Less: Allowance for impairment loss	(97,991)	(87,909)
Total net trade and accounts receivable	1,167,963	1,220,941
Less: non-current portion – accounts receivable	(5,381)	(6,891)
Trade and other accounts receivable, current	1,162,582	1,214,050

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of the portfolio as of December 31, 2017 is as follows:

As of
December 31,
2017
ThUS$

Fully performing	1,040,671
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	34,153
Expired from 91 to 180 days	10,141
More than 180 days overdue (*)	2,922
Total matured accounts receivable, but not impaired	47,216
Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	43,175
Debtor under pre-judicial collection process and portfolio sensitization	44,734
Total matured accounts receivable and impaired	87,909
Total	1,175,796

(*) Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

As of December 31, 2018, in order to determine the expected credit losses, the company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

59

	Portfolio maturity
		from 1 to	from 91 to	from 181 to	more of
	Up to date	90 days	180 days	360 days	360 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Expected loss rate (1)	3%	5%	45%	65%	76%	9%
Gross book value (2)	888,930	91,387	11,085	15,078	71,081	1,077,561
Impairment loss provision	(23,933)	(5,014)	(4,983)	(9,864)	(54,197)	(97,991)

(1) Corresponds to the expected average rate.

(2) the gross book value represents the maximum growth risk value of trade accounts receivable.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable are the following:

	As of	As of
	December 31,	December 31,
Currency	2018	2017
	ThUS$	ThUS$

Argentine Peso	82,893	49,958
Brazilian Real	511,174	635,894
Chilean Peso	118,546	90,302
Colombian peso	7,259	3,249
Euro	49,044	48,286
US Dollar	110,312	257,324
Other currency (*)	288,735	135,928
Total	1,167,963	1,220,941

(*) Other currencies
Australian Dollar	100,733	40,303
Chinese Yuan	5,106	37
Danish Krone	475	197
Pound Sterling	18,129	5,068
Indian Rupee	7,163	3,277
Japanese Yen	56,589	18,756
Norwegian Kroner	283	133
Swiss Franc	5,046	2,430
Korean Won	31,381	18,225
New Taiwanese Dollar	6,180	2,983
Other currencies	57,650	44,519
Total	288,735	135,928

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The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

		Adoption
	Opening	adjustment		(Increase)	Closing
	balance	IFRS 9 (*)	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2017	(77,054)	-	8,249	(19,104)	(87,909)
From January 1 to December 31, 2018	(87,909)	(10,524)	8,620	(8,178)	(97,991)

(*) Adjustment to the balance as of December 31, 2017 registered in retained earnings as of 01.01.2018 for the adoption of IFRS 9.

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not very relevant and the policy is to analyze case by case to classify them according to the existence of risk, determining if their reclassification corresponds to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2018			As of December 31, 2017
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade accounts receivable	1,077,561	(97,991)	979,570	1,175,796	(87,909)	1,087,887
Other accounts receivable	188,393	-	188,393	133,054	-	133,054

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

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NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2018	2017
					ThUS$	ThUS$
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	1,907	1,845
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	988	728
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	-	2
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	31	5
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	5	2
	Total current assets				2,931	2,582

(b)	Accounts payable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2018	2017
					ThUS$	ThUS$
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	365	546
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	US$	15	4
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Related company	México	MXN	-	210
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	2	-
	Total current liabilities				382	760

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

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NOTE 10 -INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Technical stock	233,276	195,530
Non-technical stock	46,068	41,136
Total	279,344	236,666

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence, as per the following detail:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Provision for obsolescence Technical stock	20,500	21,839
Provision for obsolescenceNon-technical stock	4,621	6,488
Total	25,121	28,327

The resulting amounts do not exceed the respective net realization values.

As of December 31, 2018, the Company recorded ThUS$ 120,214 (ThUS$ 155,421 as of December 31, 2017) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

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NOTE 11 - OTHER FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(a ) Other financial assets
Private investment funds	322,428	472,232	-	-	322,428	472,232
Deposits in guarantee (aircraft)	9,610	15,690	37,636	41,058	47,246	56,748
Guarantees for margins of derivatives	661	2,197	-	-	661	2,197
Other investments	-	-	494	494	494	494
Domestic and foreign bonds	1,394	1,421	-	-	1,394	1,421
Other guarantees given	7,140	6,031	20,570	46,019	27,710	52,050
Subtotal of other financial assets	341,233	497,571	58,700	87,571	399,933	585,142
(b) Hedging assets
Interest accrued since the last payment date of Cross currency swap	-	202	-	-	-	202
Fair value of interest rate derivatives	19,460	3,113	-	-	19,460	3,113
Fair value of foreign currency derivatives	3,895	48,322	-	519	3,895	48,841
Fair value of fuel price derivatives	-	10,711	-	-	-	10,711
Subtotal of hedging assets	23,355	62,348	-	519	23,355	62,867
(c) Derivatives not recognized as a hedge
Foreign currency derivatives not recognized as a hedge	19,396	-	-	-	19,396	-
Subtotal of derivatives not recognized as a hedge	19,396	-	-	-	19,396	-
Total Other Financial Assets	383,984	559,919	58,700	88,090	442,684	648,009

The different derivative hedging contracts maintained by the Company at the end of each period are described in Note 19.

64

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

(a) Advance payments

Aircraft leases	31,284	31,322	9,687	4,718	40,971	36,040
Aircraft insurance and other	16,483	17,681	-	-	16,483	17,681
Others	19,322	10,012	973	1,186	20,295	11,198
Subtotal advance payments	67,089	59,015	10,660	5,904	77,749	64,919

(b) Contract assets (1)

GDS costs	14,708	-	-	-	14,708	-
Credit card commissions	21,614	-	-	-	21,614	-
Travel agencies commissions	12,635	-	-	-	12,635	-
Subtotal advance payments	48,957	-	-	-	48,957	-

(c) Other assets

Aircraft maintenance reserve (2)	831	21,505	51,836	51,836	52,667	73,341
Sales tax	187,410	137,866	38,186	37,959	225,596	175,825
Other taxes	15,255	2,475	-	-	15,255	2,475
Contributions to Société Internationale de Télécommunications Aéronautiques ("SITA")	258	327	739	670	997	997
Judicial deposits	-	-	132,267	124,438	132,267	124,438
Others	1,177	-	53	-	1,230	-
Subtotal other assets	204,931	162,173	223,081	214,903	428,012	377,076

Total Other Non - Financial Assets	320,977	221,188	233,741	220,807	554,718	441,995

(1) Movement of Contracts assets:

Contracts assets
ThUS$
Initial balance as of January 1, 2018	-
Activation	180,171
Adjustments by the application of IFRS 15	54,361
Difference by conversion	(5,020)
Amortization	(180,555)
Final balance as of December 31, 2018	48,957

(2) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

65

In some cases (five lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. The cost of aircraft maintenance in the last years has been higher than the related maintenance reserves for all aircraft.

As of December 31, 2018, maintenance reserves amount to ThUS$ 52,667 (ThUS$ 73,341 as of December 31, 2017), corresponding to 9 aircraft that maintain remaining balances, which will be settled in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and groups in expropriation held for sale at December 31, 2018 and December 31, 2017, are detailed below:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$
Current assets
Aircraft	265	236,022
Engines and rotables	5,299	9,197
Other assets	204	45,884
Total	5,768	291,103
Current liabilities
Other liabilities	-	15,546
Total	-	15,546

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

(a)        Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale

During fiscal year 2017, adjustments were recognized for US$ 17.4 million to register these assets at their net realizable value.

Additionally, during the same period 2017, the sale of seven Airbus A330 spare engines occurred.

66

During the 2018 period, an engine spare Boeing 767 was transferred from the property, plant and equipment and adjustments for US$ 2.3 million were recognized to record these assets at their net realizable value.

In addition, during the 2018 period, two Boeing 777 aircraft were sold, an Airbus A330 aircraft, an a Airbus A330 spare engine were sold and an Airbus A320 aircraft was transferred from the property, plant and equipment.

The detail of fleet classified as non-current assets or groups of assets for disposal classified as held for sale is the following:

	As of	As of
	December 31,	December 31,
Aircraft	2018	2017
Boeing 777 Freighter	-	2	(*)
Airbus A330-200	-	1
Airbus A320-200	-	1
ATR42-300	1	1
Total	1	5

(*) One aircraft leased to DHL.

(b)        Assets reclassified from Inventories to Non-current assets or groups of assets for disposal classified as held for sale

During in the first quarter of 2017, technical stocks of the fleet Airbus A330, were reclassified from Inventories to Non-current assets or groups of assets for disposal classified as held for sale.

During fiscal year 2017, an adjustment of US $ 1.3 million was recognized to record these assets at their net realizable value.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
			As of	As of
	Country of	Functional	December 31,	December 31,
Name of significant subsidiary	incorporation	currency	2018	2017
			%	%

Lan Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	99.86560	99.86560
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19061	99.19061
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

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Summary financial information of significant subsidiaries

							Results for the year
	Statement of financial position as of December 31, 2018						ended December 31, 2018
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	417,767	379,490	38,277	407,570	406,157	1,413	1,161,205	1,652
Lan Cargo S.A.	511,275	243,499	267,776	334,498	292,153	42,345	269,783	(34,401)
Lan Argentina S.A.	243,173	235,919	7,254	239,127	236,702	2,425	254,069	(148,032)
Transporte Aéreo S.A.	330,777	72,597	258,180	128,428	27,440	100,988	304,084	(17,847)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	106,487	96,564	9,923	95,860	89,819	6,041	234,169	(1,135)
Aerovías de Integración Regional,
AIRES S.A.	116,118	55,865	60,253	77,746	69,149	8,597	291,827	(5,068)
TAM S.A. (*)	4,304,126	2,007,830	2,296,296	3,013,831	1,727,151	1,286,680	4,650,526	(12,538)

							Results for the year
	Statement of financial position as of December 31, 2017						ended December 31, 2017
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	315,607	294,308	21,299	303,204	301,476	1,728	1,046,423	1,205
Lan Cargo S.A.	584,169	266,836	317,333	371,934	292,529	79,405	264,544	(30,220)
Lan Argentina S.A.	198,951	166,445	32,506	143,731	139,914	3,817	387,557	(41,636)
Transporte Aéreo S.A.	324,498	30,909	293,589	104,357	36,901	67,456	317,436	2,172
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	96,407	66,166	30,241	84,123	78,817	5,306	219,039	3,722
Aerovías de Integración Regional, AIRES S.A.	138,138	64,160	73,978	91,431	80,081	11,350	279,414	526
TAM S.A. (*)	4,490,714	1,843,822	2,646,892	3,555,423	2,052,633	1,502,790	4,621,338	160,582

(*) Corresponds to consolidated information of TAM S.A. and Subsidiaries

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(b)	Non-controlling

			As of	As of	As of	As of
Equity		Country	December 31,	December 31,	December 31,	December 31,
	Tax No.	of origin	2018	2017	2018	2017
			%	%	ThUS$	ThUS$

Lan Perú S.A	0-E	Peru	30.00000	30.00000	3,063	3,722
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(100)	849
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	0.00000	51.00000	-	4,578
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.13940	0.13940	8,684	3,502
Lan Argentina S.A.	0-E	Argentina	0.02890	0.02842	(472)	79
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	1	1
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	1	-
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	11	12
Line a Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(462)	(520)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.80944	378	461
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,740	1,324
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	67,096	77,139
Total					79,940	91,147

			For the year ended		For the year ended
Incomes		Country	December 31,	December 31,	December 31,
	Tax No.	of origin	2018	2017	2018	2017
			%	%	ThUS$	ThUS$

Lan Perú S.A	0-E	Peru	30.00000	30.00000	1,012	360
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(395)	(4)
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	0.00000	51.00000	-	1,416
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.13940	0.13940	183	117
Lan Argentina S.A.	0-E	Argentina	0.02890	0.02842	39	24
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	-	-
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	2	-
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	58	398
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.80944	(41)	4
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	717	299
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	29,737	42,796
Total					31,312	45,410

(*) On September 4, 2018, LATAM Airlines Brazil send a communication to Multiplus informing it that it intends to: (i) not renew or extend the contract of the operation when it expires; and (ii) make a public offer to acquire the shares of Multiplus that are not owned by it, in order to cancel the registration of Multiplus as a public limited company in the Comissão de Valores de Mobiliários of the Federative Republic of Brazil (CVM) and delist it from the Novo Mercado de B3. This process is subject to the approval of the Brazilian securities regulator and the public offer for the acquisition of shares is successful.

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NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	828,969	964,513	828,969	964,513
Loyalty program	274,420	321,440	274,420	321,440
Computer software	156,038	160,970	529,009	509,377
Developing software	151,853	123,415	151,853	123,415
Trademarks (1)	29,361	46,909	53,391	62,539
Other assets	431	-	1,325	-
Total	1,441,072	1,617,247	1,838,967	1,981,284

Movement in Intangible assets other than goodwill:

	Computer			Trademarks
	software	Developing	Airport	and loyalty
	Net	software	slots (2)	program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2017	157,016	91,053	978,849	383,395	1,610,313
Additions	8,453	78,880	-	-	87,333
Withdrawals	(244)	(684)	-	-	(928)
Transfer software	45,783	(45,580)	-	-	203
Foreing exchange	(1,215)	(254)	(14,336)	(5,459)	(21,264)
Amortization	(48,823)	-	-	(9,587)	(58,410)
Closing balance as of December 31, 2017	160,970	123,415	964,513	368,349	1,617,247

Opening balance as of January 1, 2018	160,970	123,415	964,513	368,349	1,617,247
Additions	792	94,300	-	-	95,092
Withdrawals	(403)	(124)	-	-	(527)
Transfer software	59,675	(61,087)	-	-	(1,412)
Foreing exchange	(10,136)	(4,651)	(135,544)	(53,521)	(203,852)
Amortization	(54,549)	-	-	(11,047)	(65,596)
Hyperinflation Argentina	62	-	-	-	62
Adjustment aplication IAS 29 by hyperinflation Argentina	58	-	-	-	58
Closing balance as of December 31, 2018	156,469	151,853	828,969	303,781	1,441,072

1)	In 2016, the Company resolved to adopt a unique name and identity, and announced that the group's brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

2)	See Note 2.5

The amortization of each period is recognized in the consolidated income statement in the administrative expenses. The cumulative amortization of computer programs and brands as of December 31, 2018, amounts to ThUS $ 439,059 (ThUS $ 373,463 as of December 31, 2017).

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NOTE 16 – GOODWILL

Goodwill as of December 31, 2018, amounts to ThUS $ 2,294,072 (ThUS $ 2,672,550 as of December 31, 2017). The goodwill movement, separated by CGU, includes the following:

		Coalition
Movement of Goodwill, separated by CGU:		and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2017	2,176,634	533,748	2,710,382
Increase (decrease) due to exchange rate differences	(29,942)	(7,890)	(37,832)
Closing balance as of December 31, 2017	2,146,692	525,858	2,672,550
Opening balance as of January 1, 2018	2,146,692	525,858	2,672,550
Increase (decrease) due to exchange rate differences	(300,203)	(76,922)	(377,125)
Adjustment IAS 29, hyperinflation Argentina	335	-	335
Others	(1,688)	-	(1,688)
Closing balance as of December 31, 2018	1,845,136	448,936	2,294,072

The Company has two cash- generating units (CGUs), “Air transportation” and, “Coalition and loyalty program Multiplus”. The CGU "Air transport" considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, and in a developed series of regional and international routes in America, Europe and Oceania, while the CGU "Coalition and loyalty program Multiplus” works with an integrated network associated companies in Brazil.

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of expected cash flows, 5 years after tax, which are based on the budget approved by the Board. Cash flows beyond the budget period are extrapolated using the estimated growth rates, which do not exceed the average rates of long-term growth.

Management establish rates for annual growth, discount, inflation and exchange for each cash generating, as well as fuel prices, based on their key assumptions. The annual growth rate is based on past performance and management's expectations over market developments in each country where it operates. The discount rates used are in American Dollars for the CGU "Air transportation" and Brazilian Reals for CGU "Program coalition loyalty Multiplus", both after taxes and reflect specific risks related to each country where the Company operates. Inflation and exchange rates are based on available data for each country and the information provided by the Central Bank of each country, and the fuel price is determined based on estimated production levels, competitive environment market in which they operate and its business strategy.

71

As of December 31, 2018 the recoverable values were determined using the following assumptions presented below:

		Air transportation	Coalition and loyalty
		CGU	program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.0 - 2.0	4.0 - 5.0
Exchange rate (1)	R$/US$	3.7 - 4.6	3.5 - 4.3
Discount rate based on the weighted average cost of capital (WACC)%		8.07 - 10.07
Discount rate based on cost of equity (CoE)%		-	12.0 - 13.0
Fuel Price from futures price curves commodities markets	US$/barrel	75-80

(1) In line with the expectations of the Central Bank of Brazil

(2) The flows, like the growth and discount rates, are denominated in reais.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

CGU´s are sensitive to rates for annual growth, discount and exchanges rates. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

			Decrease
	Increase	Increase	Minimum
	Maximum	Maximum	terminal
	WACC	CoE	growth rate
	%	%	%
Air transportation CGU	10.07	-	1.0
Coalition and loyalty program Multiplus CGU	-	13.00	4.0

In none of the previous cases impairment in the cash- generating unit was presented.

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NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Construction in progress (1)	630,320	556,822	-	-	630,320	556,822
Land	45,424	49,780	-	-	45,424	49,780
Buildings	179,907	190,552	(67,342)	(66,004)	112,565	124,548
Plant and equipment	8,371,990	9,222,540	(2,727,539)	(2,390,142)	5,644,451	6,832,398
Own aircraft (2)	7,732,238	8,544,185	(2,492,940)	(2,138,612)	5,239,298	6,405,573
Other (3)	639,752	678,355	(234,599)	(251,530)	405,153	426,825
Machinery	34,253	39,084	(27,659)	(29,296)	6,594	9,788
Information technology equipment	160,936	166,713	(138,372)	(136,557)	22,564	30,156
Fixed installations and accessories	182,629	186,989	(111,620)	(106,212)	71,009	80,777
Motor vehicles	69,653	70,290	(60,531)	(58,812)	9,122	11,478
Leasehold improvements	211,322	186,679	(128,055)	(102,454)	83,267	84,225
Other property, plants and equipment	4,961,847	3,640,838	(1,633,798)	(1,355,475)	3,328,049	2,285,363
Financial leasing aircraft (2)	4,862,985	3,551,041	(1,604,035)	(1,328,421)	3,258,950	2,222,620
Other	98,862	89,797	(29,763)	(27,054)	69,099	62,743
Total	14,848,281	14,310,287	(4,894,916)	(4,244,952)	9,953,365	10,065,335

(1)	As of December 31, 2018, includes advances paid to aircraft manufacturers for ThUS$ 612,236 (ThUS$ 543,720 as of December 31, 2017)

(2)	In the period ended December 31, 2018, the Company sold its participation in twenty special-purpose entities. As a result of this, 50 aircraft were reclassified from the category Plants and equipment to the category Other properties, plants and equipment.

(3)	Consider mainly rotables and tools.

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a)	Movement in the different categories of Property, plant and equipment:

									Other
					Information	Fixed			property,	Property,
				Plant and	technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	net	net	net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2017	470,065	50,148	130,219	7,789,875	39,714	83,912	1,045	104,541	1,828,630	10,498,149
Additions	11,145	-	-	258,615	5,708	329	77	8,156	41,483	325,513
Disposals	-	-	-	(16,004)	(6)	(10)	(43)	-	(27)	(16,090)
Retirements	(127)	-	(6)	(24,341)	(473)	(497)	-	-	(1,610)	(27,054)
Depreciation expenses	-	-	(7,946)	(496,857)	(14,587)	(14,124)	(187)	(27,266)	(204,237)	(765,204)
	107	(368)	(275)	(4,603)	(183)	(820)	(8)	(243)	(5,113)	(11,506)
Other increases (decreases)	75,632	-	2,556	(653,457)	(17)	11,987	(448)	(963)	626,237	61,527
Changes, total	86,757	(368)	(5,671)	(936,647)	(9,558)	(3,135)	(609)	(20,316)	456,733	(432,814)
Closing balance as of December 31, 2017	556,822	49,780	124,548	6,853,228	30,156	80,777	436	84,225	2,285,363	10,065,335
Opening balance as of January 1, 2018	556,822	49,780	124,548	6,853,228	30,156	80,777	436	84,225	2,285,363	10,065,335
Additions	7,927	-	-	593,210	4,995	64	24	20,410	42,156	668,786
Disposals	-	(8)	(1,413)	(4,747)	(30)	(73)	(14)	-	-	(6,285)
Retirements	(80)	-	(19)	(63,711)	(94)	(27)	-	(4)	(62)	(63,997)
Depreciation expenses	-	-	(6,219)	(406,714)	(11,677)	(12,538)	(146)	(27,766)	(298,863)	(763,923)
Foreing exchange	(713)	(4,348)	(4,244)	(42,077)	(1,818)	(8,499)	(28)	(2,351)	(52,410)	(116,488)
Other increases (decreases)	65,991	-	(88)	(1,273,218)	733	10,194	273	8,753	1,351,559	164,197
Adjustment application IAS 29	265	-	-	3,053	264	1,018	65	-	275	4,940
Hyperinflation Argentina	108	-	-	509	35	93	24	-	31	800
Changes, total	73,498	(4,356)	(11,983)	(1,193,695)	(7,592)	(9,768)	198	(958)	1,042,686	(111,970)
Closing balance as of December 31, 2018	630,320	45,424	112,565	5,659,533	22,564	71,009	634	83,267	3,328,049	9,953,365

74

(b)	Composition of the fleet:

		Aircraft included
		in Property,				Operating				Total
		plant and equipment				leases				fleet
		As of		As of		As of		As of		As of		As of
Aircraft	Model	December 31,		December 31,		December 31,		December 31,		December 31,		December 31,
		2018		2017		2018		2017		2018		2017
Boeing 767	300ER	33		34		2		2		35		36
Boeing 767	300F	9	(4)	8	(1)	1		2		10	(4)	10	(1)
Boeing 777	300ER	4		4		6		6		10		10
Boeing 777	200ER	-		-		2		-		2		-
Boeing 787	800	6		6		4		4		10		10
Boeing 787	900	4		4		10		10		14		14
Airbus A319	100	37		37		9		9		46		46
Airbus A320	200	97	(2)	93	(2)	34		38		131	(2)	131	(2)
Airbus A320	NEO	1		1		3		3		4		4
Airbus A321	200	30		30		19		17		49		47
Airbus A350	900	5	(3)	5	(3)	4	(3)	2	(3)	9	(3)	7	(3)
Total		226		222		94		93		320		315

(1)	One aircraft leased to FEDEX as of December 2017; three aircraft as of December 2016.

(2)	Three aircraft leased to Salam Air and two to Sundair

(3)	Two aircraft leased to Qatar Air. One in operating lease and one in Properties, plant and equipment.

(4)	One aircraft leased to Aerotransportes Mas de Carga S.A. de C.V. as of December 2018

(c)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life (years)
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	10	30

(*) Except in the case of the Boeing 767 300ER and Boeing 767 300F fleets that consider a lower residual value due to the extension of their useful life to 22 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**) Aircraft with remarketing clause are those that are required to sell at the end of the contract.

As of December 31, 2018, the charge to income for the depreciation of the period, which is included in the consolidated statement of income, amounts to ThUS$ 763,923 (ThUS$ 765,204 as of December 31, 2017). This charge is recognized in the cost of sales and administrative expenses of the consolidated statement of income.

75

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			December 31,		December 31,
			2018		2017
Guarantee	Assets		Existing	Book	Existing	Book
agent (1)	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$

Wilmington	Aircraft and engines	Airbus A319	96,057	234,329	-	-
		Airbus A320	98,903	220,390	-	-
		Airbus A321 / A350	587,382	682,639	637,934	721,602
Trust Company		Boeing 767	82,793	206,868	593,655	888,948
		Boeing 787	672,065	736,858	720,267	842,127
Banco Santander S.A.	Aircraft and engines	Airbus A320	172,474	275,511	199,165	291,649
		Airbus A321	25,661	41,957	29,296	40,584
BNP Paribas	Aircraft and engines	Airbus A319	26,702	45,520	84,767	136,407
		Airbus A320	-	-	110,267	175,650
Credit Agricole	Aircraft and engines	Airbus A319	11,154	31,865	20,874	38,826
		Airbus A320	134,328	132,301	46,895	98,098
		Airbus A321	-	-	30,322	85,463
		Airbus A350	22,439	24,939	-	-
		Boeing 767	21,830	43,568	-	-
		Boeing 787	74,023	42,228	-	-
Wells Fargo	Aircraft and engines	Airbus A320	196,540	285,877	224,786	306,660
Bank of Utah	Aircraft and engines	Airbus A320 / A350	556,019	630,065	614,632	666,665
Natixis	Aircraft and engines	Airbus A320	-	-	34,592	72,388
		Airbus A321	324,524	410,771	378,418	481,397
Citibank N. A.	Aircraft and engines	Airbus A320	78,049	132,296	94,882	141,817
		Airbus A321	28,938	70,333	36,026	72,741
KfW IP EX-Bank	Aircraft and engines	Airbus A319	-	-	5,592	5,505
		Airbus A320	-	-	21,296	30,513
Airbus Financial Services	Aircraft and engines	Airbus A319	-	-	22,927	26,973
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	37,615	52,435	46,500	56,539
JP Morgan	Aircraft and engines	Boeing 777 (2)	-	-	169,674	216,000
Banco BBVA	Land and buildings (3)		50,785	64,500	55,801	66,876
Total direct guarantee			3,298,281	4,365,250	4,178,568	5,463,428

(1)	For syndicated loans, is the Guarantee Agent that, represent different creditors.

(2)	At December 31, 2017 these assets were classified on Non-current assets and groups in expropriation held for sale.

(3)	Corresponds to a debt classified in item loans to exporters (see Note 19).

The amounts of the current debt are presented at their nominal value. The book value corresponds to the goods granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of December 31, 2018, amounts to ThUS$ 1,633,504 (ThUS$ 1,087,052 as of December 31, 2017). The book value of the assets with indirect guarantees as of December 31, 2018, amounts to ThUS$ 3,258,950 (ThUS$ 2,222,620 as of December 31, 2017).

76

(ii)       Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Gross book value of fully depreciated property, plant and equipment still in use	192,606	136,811
Commitments for the acquisition of aircraft (*)	14,400,000	15,400,000

(*) Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2019	2020	2021	2022	2023-2026	Total

Airbus S.A.S.	13	9	13	11	21	67
A320-NEO	9	5	6	5	7	32
A321-NEO	-	4	5	4	6	19
A350-1000	-	-	-	-	8	8
A350-900	4	-	2	2	-	8
The Boeing Company	2	2	2	-	4	10
Boeing 777-F	-	-	-	-	2	2
Boeing 787-9	2	2	2	-	2	8
Total	15	11	15	11	25	77

As of December 31, 2018, as a result of the different aircraft purchase contracts and agreements signed with Airbus SAS, there are remaining to receive 51 Airbus aircraft of the A320 family, with deliveries between 2018 and 2024, and 17 Airbus aircraft of the A350 family with dates delivery between 2018 and 2026. The approximate amount, according to manufacturer's list prices, is ThUS$ 11,500,000.

As of December 31, 2018, as a result of the different aircraft purchase contracts signed with The Boeing Company, there are remaining 8 Boeing 787 Dreamliner aircraft, with delivery dates between 2019 and 2023, and 2 Boeing 777-300 Freighter aircraft, with delivery scheduled for the year 2024. The approximate amount, according to manufacturer's list prices, is ThUS$ 2,900,000.

(iii)       Capitalized interest costs with respect to Property, plant and equipment.

		For the year ended
		December 31,
		2018	2017

Average rate of capitalization of capitalized interest costs	%	4.62	4,12
Costs of capitalized interest	ThUS$	15,398	8,210

77

(iv)	Financial leases

The detail of the main financial leases is as follows:

			As of	As of
	Aircraft		December 31,	December 31,
Lessor	engines and rotables	Model	2018	2017
777 Components Leasing. LLC	Boeing 777	Rotables	1	-
Amendoeira Leasing Limited	Airbus A319	100	1	-
Angelim Leasing Limited	Airbus A319	100	1	-
Angelim Leasing Limited	Airbus A320	200	2	-
Angelim Leasing Limited	Airbus A321	200	2	-
Araucaria Leasing Limited	Airbus A320	200	1	-
Azalea Leasing Limited	Airbus A320	200	1	-
Bandurria Leasing Limited	Airbus A319	100	3	3
Bandurria Leasing Limited	Airbus A320	200	4	4
Becacina Leasing LLC	Boeing 767	300ER	1	1
Chucao Leasing Limited	Airbus A319	100	2	-
Caiquen Leasing LLC	Boeing 767	300F	-	1
Cisne Leasing LLC	Boeing 767	300ER	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Figueira Leasing Limited	Airbus A320	200	1	-
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Fragata Leasing LLC	Boeing 787	800	1	-
Garza Leasing LLC	Boeing 767	300ER	1	1
Golondrina Leasing LLC	Boeing 767	300ER	4	-
Imbuia Leasing Limited	Airbus A320	200	1	-
Jacarandá Leasing Limited	Airbus A320	200	1	-
Jatobá Leasing Limited	Airbus A319	100	1	-
Jilguero Leasing LLC	Boeing 767	300ER	3	3
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Massaranduba Leasing Limited	Airbus A320	200	2	-
Massaranduba Leasing Limited	Airbus A321	200	3	-
Mirlo Leasing LLC	Boeing 767	300ER	1	1
Mogno Leasing Limited	Airbus A319	100	1	-
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	-	8
Patagon Leasing Limited	Airbus A319	100	3	3
Petrel Leasing LLC	Boeing 767	300ER	-	1
Pau Brasil Leasing Limited	Airbus A319	100	1	-
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	-	3
Rolls Royce Leasing Limited	Motor	TRENTXWB	1	-
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
Sibipiruna Leasing Limited	Airbus A320	200	2	-
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
Tagua Leasing LLC	Boeing 767	300ER	9	-
Tiuque Leasing Limited	Airbus A319	100	1	-
Tiuque Leasing Limited	Airbus A320	200	5	-
Torcaza Leasing Limited	Airbus A320	200	8	8
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1
Wells Fargo Trust Company, N.A.	Airbus A319	100	-	1
Ype Leasing Limited	Airbus A319	100	1	-
Total			92	60

78

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircrafts, perform maintenance on the aircrafts and update the airworthiness certificates at their own cost.

The assets acquired under the financial leasing modality are classified under Other property, plant and equipment. As of December 31, 2018, the Company registers under this modality ninety aircraft, one spare engine and rotables (sixty aircraft as of December 31, 2017).

The minimum payments under financial leases are as follows:

	As of December 31, 2018			As of December 31, 2017
	Gross		Present	Gross		Present
	Value	Interest	Value	Value	Interest	Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
No later than one year	442,030	(43,871)	398,159	303,863	(32,447)	271,416
Between one and five years	1,188,032	(50,610)	1,137,422	835,696	(30,050)	805,646
Over five years	116,955	(5,830)	111,125	36,788	(816)	35,972
Total	1,747,017	(100,311)	1,646,706	1,176,347	(63,313)	1,113,034

NOTE 18 - CURRENT AND DEFERRED TAXES

In the year ended December 31, 2018, the income tax provision was calculated for such period, applying the partially integrated taxation system and a rate of 27%, in accordance with the Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

The effect in the income statement for deferred tax corresponds to the variation of the year, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

There are the permanent differences that give rise to an accounting value of the assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will not affect the expense tax for income tax.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	48,480	65,257	-	-	48,480	65,257
Other recoverable credits	20,654	12,730	757	17,532	21,411	30,262
Total assets by current tax	69,134	77,987	757	17,532	69,891	95,519

79

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Income tax provision	3,738	3,511	-	-	3,738	3,511
Total liabilities by current tax	3,738	3,511	-	-	3,738	3,511

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	225,967	210,855	1,225,199	1,401,277
Leased assets	(75,136)	(103,201)	508,128	275,142
Amortization	(983)	(484)	55,880	54,335
Provisions	(38,303)	(9,771)	(75,631)	690
Revaluation of financial instruments	445	(734)	458	(4,484)
Tax losses	170,980	290,973	(1,198,170)	(1,188,586)
Intangibles	-	-	351,238	406,536
Others	(9,643)	(23,617)	5,019	4,787

Total	273,327	364,021	872,121	949,697

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a) From January 1 to December 31, 2017

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,376,025)	185,282	-	322	(1,190,421)
Leased assets	(239,758)	(138,879)	-	294	(378,343)
Amortization	(77,480)	22,486	-	174	(54,820)
Provisions	281,369	(286,267)	(785)	(4,778)	(10,461)
Revaluation of financial instruments	3,223	2,417	(1,770)	(120)	3,750
Tax losses (*)	1,328,736	152,081	-	(1,257)	1,479,560
Intangibles	(430,705)	24,436	-	(267)	(406,536)
Others	(20,539)	(7,547)	-	(319)	(28,405)
Total	(531,179)	(45,991)	(2,555)	(5,951)	(585,676)

80

(b) From January 1 to December 31, 2018

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(1,190,421)	188,052	-	3,137	(999,232)
Leased assets	(378,343)	(207,787)	-	2,866	(583,264)
Amortization	(54,820)	(3,735)	-	1,692	(56,863)
Provisions	(10,461)	92,804	1,567	(46,582)	37,328
Revaluation of financial instruments	3,750	(2,326)	(269)	(1,168)	(13)
Tax losses (*)	1,479,560	(98,154)	-	(12,256)	1,369,150
Intangibles	(406,536)	20,000	-	35,298	(351,238)
Others	(28,405)	16,853	-	(3,110)	(14,662)
Total	(585,676)	5,707	1,298	(20,123)	(598,794)

Deferred tax assets not recognized:	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$
Tax losses	137,761	81,155
Total Deferred tax assets not recognized	137,761	81,155

Deferred tax assets due to negative tax results are recognized to the extent that the corresponding tax benefit is probable in the future. As a result, as of December 31, 2018, the Company no longer recognizes deferred tax assets for ThUS $ 137,761 (ThUS $ 81,155 as of December 31, 2017) with respect to losses of ThUS $ 447,150 (ThUS $ 247,920 at December 31, 2017), additionally, and after the re-evaluation of the financial and fiscal projections, it has written off during the year ThUS $ 46,492 that were no longer considered recoverable.

Deferred tax expense and current income taxes:

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$
Current tax expense
Current tax expense	77,713	127,024
Adjustment to previous period’s current tax	362	489
Total current tax expense, net	78,075	127,513

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	5,707	45,991
Total deferred tax expense, net	5,707	45,991
Income tax expense	83,782	173,504

81

Composition of income tax expense (income):

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$

Current tax expense, net, foreign	65,850	100,657
Current tax expense, net, Chile	12,225	26,856
Total current tax expense, net	78,075	127,513

Deferred tax expense, net, foreign	58,271	21,846
Deferred tax expense, net, Chile	(52,564)	24,145
Deferred tax expense, net, total	5,707	45,991
Income tax expense	83,782	173,504

Profit before tax by the legal tax rate in Chile (27% and 25.5% at December 31, 2018 and 2017, respectively)

	For the year ended		For the year ended
	December 31,		December 31,
	2018	2017	2018	2017
	ThUS$	ThUS$	%	%

Tax expense using the legal rate	80,198	95,425	27.00	25.50
Tax effect by change in tax rate	5,587	897	1.88	0.24
Tax effect of rates in other jurisdictions	3,287	42,326	1.11	11.31
Tax effect of non-taxable operating revenues	(3,076)	(44,593)	(1.04)	(11.92)
Tax effect of disallowable expenses	61,295	35,481	20.64	9.48
Tax effect of due to the non-use of tax losses	46,492	211	15.65	0.06
Other increases (decreases) in legal tax charge	(110,001)	43,757	(37.03)	11.69
Total adjustments to tax expense using the legal rate	3,584	78,079	1.21	20.86
Tax expense using the effective rate	83,782	173,504	28.21	46.36

Thus, at December 31, 2018 the Company presents the reconciliation of income tax expense and legal tax rate considering the rate increase.

Other increases (decreases) in legal tax charges (US$ 110 million) mainly includes the effect of the decrease in deferred tax liabilities (US$ 172.9 million) that occurs at the anticipated end of the financing of aircraft that were in leasing with related companies outside of Chile; and other adjustments for permanent differences in the other group companies (US$ 62.9 million).

Deferred taxes related to items charged to net equity:

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	1,298	(2,555)

82

NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Current
(a) Interest bearing loans	1,397,156	1,288,749
(b) Hedge derivatives	25,921	12,200
(c) Derivative non classified as hedge acounting	7,712	-
Total current	1,430,789	1,300,949

Non-current
(a) Interest bearing loans	5,864,570	6,602,891
(b) Hedge derivatives	340	2,617
Total non-current	5,864,910	6,605,508

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$
Current
Loans to exporters	400,721	314,618
Bank loans (1)	37,743	59,017
Guaranteed obligations	324,976	531,173
Other guaranteed obligations	97,143	2,170
Subtotal bank loans	860,583	906,978
Obligation with the public (2)	14,643	14,785
Financial leases	425,100	276,541
Other loans	96,830	90,445
Total current	1,397,156	1,288,749

Non-current
Bank loans	184,998	260,433
Guaranteed obligations (3) (7)	2,209,045	3,505,669
Other guaranteed obligations	576,309	240,007
Subtotal bank loans	2,970,352	4,006,109
Obligation with the public (4) (5) (6)	1,538,436	1,569,281
Financial leases (7)	1,199,754	832,964
Other loans	156,028	194,537
Total non-current	5,864,570	6,602,891
Total obligations with financial institutions	7,261,726	7,891,640

83

(1) On September 29, 2016 TAM Linhas Aéreas S.A. obtained financing for US$ 200 million, guaranteed with 18% of the shares of Multiplus S.A., percentage adjustable depending on the shares price. Additionally, TAM obtained a hedging economic (Cross Currency Swap) for the same amount and period, in order to convert the commitment currency from US$ to BRL.

On March 30, 2017, TAM Linhas Aéreas S.A. restructured the financing mentioned in the previous paragraph, modifying the nominal amount of the transaction to US $ 137 million.

On September 27, 2017, TAM Linhas Aéreas S.A. made the payment of capital plus interest corresponding to the last installment of the financing described above. Simultaneously, all the garments were lifted on the shares of Multiplus S.A. delivered as collateral.

(2) On April 25, 2017, the payment of the principal plus interest on the long-term bonds issued by the company TAM Capital Inc. for an amount of US$ 300,000,000 at an interest rate of 7.375% annual. The payment consisted of 100% of the capital, US$ 300,000,000, and interest accrued as of the date of payment for ThUS $ 11,063.

(3) On April 10, 2017, the issuance and private placement of debt securities in the amount of US$ 140,000,000 was made under the current structure of the Enhanced Equipment Trust Certificates ("EETC") issued and placed the year 2015 to finance the acquisition of eleven Airbus A321-200, two Airbus A350-900 and four Boeing 787-9 with arrivals between July 2015 and April 2016. The offer is made up of Class C Certificates, which are subordinate to the Current Class A Certificates and Class B Certificates held by the Company. The term of the Class C Certificates is six years and expires in 2023.

(4) On April 11, 2017, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group SA, has issued and placed on the international market, pursuant to Rule 144 -A and Regulation S of the securities laws of the United States of America, long-term unsecured bonds in the amount of US$ 700,000,000, maturing in 2024 at an annual interest rate of 6.875%.

As reported in the essential fact of April 6, 2017, the Issue and placement of the 144-A Bonds was intended to finance general corporate purposes of LATAM.

(5) On August 17, 2017, LATAM made the placement in the local market (Santiago Stock Exchange) of the Series A Bonds (BLATM-A), Series B (BLATM-B), Series C (BLATM-) C) and Series D (BLATM-D), which correspond to the first issue of bonds charged to the line inscribed in the Securities Registry of the Commission for the Financial Market (“CMF”), under number 862 for a total of UF 9,000,000.

The total amount placed of the Series A Bond was UF 2,500,000; The total amount placed of the Series B Bond was UF 2,500,000. The total amount placed of the Series C Bond was UF 1,850,000. The total amount placed of the Series D Bond was UF 1,850,000, thus totaling UF 8,700,000.

The Series A Bonds have an expiration date on June 1, 2022 and an annual interest rate of 5.25%. The Series B Bonds have an expiration date on January 1, 2028 and an annual interest rate of 5.75%. The Series C Bonds have an expiration date on June 1, 2022 and an annual interest rate of 5.25%. The Series D Bonds have an expiration date on January 1, 2028 and an annual interest rate of 5.75%.

84

The proceeds of the placement of the Series A, Series B, Series C and Series D Bonds were allocated in full to the partial financing of the early redemption of the total bonds of TAM Capital 3 inc.

(6) On September 1, 2017, TAM Capital 3 Inc., a company controlled indirectly by TAM S.A. through its subsidiary TAM Linhas Aéreas SA, which consolidates its financial statements with LATAM, made the full advance redemption of the bonds it placed abroad on June 3, 2011, for an amount of US $ 500 million at a 8.375% rate and with an expiration date on June 3, 2021. The total redemption was partially financed with the placement of bonds in the local market described in number (5) above, and the balance, with other funds available from the Company.

(7) In the period ended December 31, 2018, the Company sold its participation in twenty one special-purpose entities. As a result of this, the classification of the financial liabilities associated with 50 aircraft from bonds guaranteed to finance leases was modified.

All interest-bearing liabilities are recorded according to the effective rate method. Under IFRS, in the case of fixed rate loans, the effective rate determined does not vary over the duration of the loan, whereas in variable rate loans, the effective rate changes to the date of each payment of interest.

Currency balances that make the interest bearing loans:

	As of	As of
	December 31,	December 31,
	2018	2017
Currency	ThUS$	ThUS$

Brazilian real	-	130
Chilean peso (U.F.)	500,398	521,122
US Dollar	6,767,812	7,370,388

Total	7,268,210	7,891,640

85

Interest-bearing loans due in installments to December 31, 2018

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values

					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	ThUS$	38,000	75,000	-	-	-	113,000	38,432	75,623	-	-	-	114,055	At Expiration	3.36	3.36
97.032.000-8	BBVA	Chile	UF	-	50,785	-	-	-	50,785	-	50,930	-	-	-	50,930	At Expiration	3.31	3.31
97.036.000-K	SANTANDER	Chile	ThUS$	23,000	-	-	-	-	23,000	23,025	-	-	-	-	23,025	At Expiration	3.90	3.90
97.030.000-7	ESTADO	Chile	ThUS$	-	-	-	-	-	-	-	-	-	-	-	-	At Expiration	-	-
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	200,000	-	-	-	-	200,000	200,698	-	-	-	-	200,698	At Expiration	3.64	3.64
97.951.000-4	HSBC	Chile	ThUS$	12,000	-	-	-	-	12,000	12,013	-	-	-	-	12,013	At Expiration	3.14	3.14

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	5,461	16,385	16,385	-	-	38,231	5,480	16,385	16,232	-	-	38,097	Quarterly	3.35	3.35
0-E	BLADEX	U.S.A.	ThUS$	-	15,000	-	-	-	15,000	-	14,964	-	-	-	14,964	Semiannual	6.74	6.74
97.036.000-K	SANTANDER	Chile	ThUS$	-	-	102,521	-	-	102,521	223	-	102,521	-	-	102,744	Quarterly	5.60	5.60
76.362.099-9	BTG PACTUAL CHILE	Chile	UF	-	-	-	65,862	-	65,862	118	-	-	64,957	-	65,075	At Expiration	3.10	3.10

Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS$	-	-	500,000	-	700,000	1,200,000	13,057	-	495,617	-	697,869	1,206,543	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	-	-	172,591	172,591	345,182	1,586	-	-	172,420	172,530	346,536	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	658	1,986	5,384	2,052	-	10,080	715	1,986	5,384	2,052	-	10,137	Quarterly	3.23	3.23
0-E	BNP PARIBAS	U.S.A.	ThUS$	10,553	43,430	114,247	117,556	225,912	511,698	13,334	44,191	110,977	115,747	224,093	508,342	Quarterly	4.55	4.55
0-E	WILMINGTON TRUST	U.S.A.	ThUS$	20,689	65,846	178,818	237,334	450,071	952,758	26,365	65,846	173,617	235,058	447,686	948,572	Quarterly	4.47	4.47
0-E	CITIBANK	U.S.A.	ThUS$	10,776	32,790	90,991	72,189	62,619	269,365	11,923	32,790	86,130	70,048	61,203	262,094	Quarterly	3.82	2.93
0-E	US BANK	U.S.A.	ThUS$	15,506	47,050	129,462	135,489	84,177	411,684	17,433	47,050	114,729	129,547	82,137	390,896	Quarterly	4.00	2.82
0-E	NATIXIS	France	ThUS$	10,247	31,350	88,688	77,693	116,546	324,524	11,250	31,350	86,883	76,760	115,285	321,528	Quarterly	4.69	4.69
0-E	PK AIRFINANCE	U.S.A.	ThUS$	2,319	7,208	24,944	3,144	-	37,615	2,387	7,208	24,944	3,144	-	37,683	Monthly	4.15	4.14
0-E	INVESTEC	England	ThUS$	1,454	8,472	21,667	22,421	-	54,014	1,879	8,661	21,154	22,309	-	54,003	Semiannual	7.17	7.17
-	SWAP Aviones llegados	-	ThUS$	194	414	158	-	-	766	194	414	158	-	-	766	Quarterly	-	-

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	-	-	253,692	-	-	253,692	2,646	-	252,207	-	-	254,853	At Expiration	4.11	4.11
0-E	DVB BANK SE	Germany	ThUS$	23,417	70,626	191,207	117,084	19,731	422,065	23,871	70,626	188,231	116,185	19,686	418,599	Quarterly	4.42	4.42

Financial leases

0-E	ING	U.S.A.	ThUS$	3,687	11,338	11,806	-	-	26,831	3,923	11,338	11,657	-	-	26,918	Quarterly	5.70	5.01
0-E	CREDIT AGRICOLE	France	ThUS$	13,171	24,577	18,655	-	-	56,403	13,187	24,331	18,655	-	-	56,173	Quarterly	3.66	3.31
0-E	CITIBANK	U.S.A.	ThUS$	13,209	40,365	77,587	40,997	-	172,158	13,998	40,365	75,830	40,801	-	170,994	Quarterly	4.40	3.80
0-E	PEFCO	U.S.A.	ThUS$	5,486	13,094	3,827	-	-	22,407	5,641	13,094	3,743	-	-	22,478	Quarterly	5.65	5.02
0-E	BNP PARIBAS	U.S.A.	ThUS$	7,926	29,494	22,147	-	-	59,567	8,320	29,493	21,891	-	-	59,704	Quarterly	3.90	3.58
0-E	WELLS FARGO	U.S.A.	ThUS$	31,673	95,981	263,239	230,417	98,028	719,338	34,816	95,981	245,615	224,395	96,589	697,396	Quarterly	2.77	2.09
97.036.000-K	SANTANDER	Chile	ThUS$	5,576	16,895	46,386	26,165	-	95,022	6,000	16,895	45,346	26,063	-	94,304	Quarterly	3.68	3.14
0-E	RRPF ENGINE	England	ThUS$	552	2,531	7,142	7,752	5,035	23,012	552	2,531	7,142	7,752	5,035	23,012	Monthly	4.01	4.01
0-E	APPLE BANK	U.S.A.	ThUS$	1,444	4,393	12,146	12,808	753	31,544	1,658	4,393	11,726	12,713	752	31,242	Quarterly	3.93	3.31
0-E	BTMU	U.S.A.	ThUS$	2,933	8,916	24,635	25,937	768	63,189	3,199	8,916	23,798	25,751	767	62,431	Quarterly	4.06	3.46
0-E	NATIXIS	France	ThUS$	10,056	7,951	5,154	-	-	23,161	10,135	7,952	5,154	-	-	23,241	Quarterly	4.28	4.12
0-E	KFW IPEX-BANK	Germany	ThUS$	1,699	5,188	5,328	-	-	12,215	1,723	5,188	5,328	-	-	12,239	Quarterly	4.20	4.19
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,915	5,838	7,664	-	-	15,417	1,954	5,838	7,664	-	-	15,456	Monthly	4.19	4.19

Other loans

0-E	BOEING	U.S.A.	ThUS$	-	-	55,727	-	-	55,727	-	1,229	55,727	-	-	56,956	At Expiration	4.01	4.01
0-E	CITIBANK (*)	U.S.A.	ThUS$	23,167	72,018	101,026	-	-	196,211	23,583	72,018	100,301	-	-	195,902	Quarterly	6.00	6.00
	Total			496,768	804,921	2,380,633	1,367,491	1,936,231	6,986,044	535,318	807,586	2,318,361	1,345,702	1,923,632	6,930,599

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.
86

Interest-bearing loans due in installments to December 31, 2018

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values

					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThUS$	138	426	1,233	54	-	1,851	147	426	1,233	54	-	1,860	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	ThUS$	3,043	6,490	44,525	41,731	-	95,789	3,656	6,490	44,525	41,731	-	96,402	Quarterly/Semiannual	6.87	6.87
0-E	WACAPOU LEASING S.A.	Luxemburg	ThUS$	728	2,219	6,280	-	-	9,227	756	2,219	6,280	-	-	9,255	Quarterly	4.81	4.81
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS$	9,422	28,872	169,930	-	-	208,224	10,212	28,871	169,730	-	-	208,813	Quarterly	5.88	5.82
0-E	GA Telessis LLC	U.S.A	ThUS$	299	908	2,496	2,623	6,876	13,202	568	908	3,823	2,623	6,876	14,798	Quarterly	15.62	15.62

	Total			13,630	38,915	224,464	44,408	6,876	328,293	15,339	38,914	225,591	44,408	6,876	331,128

	Total consolidated			510,398	843,836	2,605,097	1,411,899	1,943,107	7,314,337	550,657	846,500	2,543,952	1,390,110	1,930,508	7,261,727

87

Interest-bearing loans due in installments to December 31, 2017

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values

					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	ThUS$	75,000	-	-	-	-	75,000	75,781	-	-	-	-	75,781	At Expiration	2.30	2.30
97.032.000-8	BBVA	Chile	UF	-	55,801	-	-	-	55,801	-	55,934	-	-	-	55,934	At Expiration	3.57	2.77
97.036.000-K	SANTANDER	Chile	ThUS$	30,000	-	-	-	-	30,000	30,129	-	-	-	-	30,129	At Expiration	2.49	2.49
97.030.000-7	ESTADO	Chile	ThUS$	40,000	-	-	-	-	40,000	40,071	-	-	-	-	40,071	At Expiration	2.57	2.57
97.003.000-K	BANCO DO BRASIL	Chile	ThUS$	100,000	-	-	-	-	100,000	100,696	-	-	-	-	100,696	At Expiration	2.40	2.40
97.951.000-4	HSBC	Chile	ThUS$	12,000	-	-	-	-	12,000	12,007	-	-	-	-	12,007	At Expiration	2.03	2.03

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	21,298	21,360	42,006	-	-	84,664	21,542	21,360	41,548	-	-	84,450	Quarterly	3.68	3.68
0-E	BLADEX	U.S.A.	ThUS$	-	15,000	15,000	-	-	30,000	-	15,133	14,750	-	-	29,883	Semiannual	5.51	5.51
97.036.000-K	SANTANDER	Chile	ThUS$	-	-	202,284	-	-	202,284	439	-	202,284	-	-	202,723	Quarterly	4.41	4.41

Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	ThUS$	-	-	500,000	-	700,000	1,200,000	-	13,047	492,745	-	697,536	1,203,328	At Expiration	7.44	7.03
97.030.000-7	ESTADO	Chile	UF	-	-	-	189,637	189,637	379,274	-	1,738		189,500	189,500	380,738	At Expiration	5.50	5.50

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	7,767	23,840	54,074	12,410	-	98,091	8,101	23,840	52,924	12,026	-	96,891	Quarterly	2.66	2.22
0-E	BNP PARIBAS	U.S.A.	ThUS$	10,929	44,145	114,800	119,948	285,399	575,221	13,328	44,781	111,319	117,987	282,714	570,129	Quarterly	3.41	3.40
0-E	WELLS FARGO	U.S.A.	ThUS$	27,223	82,402	225,221	233,425	240,716	808,987	30,143	82,402	203,371	224,295	236,179	776,390	Quarterly	2.46	1.75
0-E	WILMINGTON TRUST	U.S.A.	ThUS$	20,427	61,669	175,334	183,332	594,091	1,034,853	26,614	61,669	169,506	180,520	590,723	1,029,032	Quarterly	4.48	4.48
0-E	CITIBANK	U.S.A.	ThUS$	11,994	36,501	101,230	104,308	97,184	351,217	13,231	36,501	95,208	101,558	94,807	341,305	Quarterly	3.31	2.47
0-E	BTMU	U.S.A.	ThUS$	2,856	8,689	24,007	25,278	13,904	74,734	3,082	8,689	22,955	24,941	13,849	73,516	Quarterly	2.87	2.27
0-E	APPLE BANK	U.S.A.	ThUS$	1,401	4,278	11,828	12,474	7,242	37,223	1,583	4,278	11,303	12,303	7,212	36,679	Quarterly	2.78	2.18
0-E	US BANK	U.S.A.	ThUS$	15,157	45,992	126,550	132,441	152,693	472,833	17,364	45,992	109,705	125,006	148,318	446,385	Quarterly	4.00	2.82
0-E	DEUTSCHE BANK	U.S.A.	ThUS$	2,965	9,127	25,826	28,202	30,786	96,906	3,534	9,127	25,130	27,739	30,323	95,853	Quarterly	4.39	4.39
0-E	NATIXIS	France	ThUS$	14,645	44,627	107,068	91,823	154,848	413,011	15,642	44,627	105,056	90,823	153,124	409,272	Quarterly	3.42	3.40
0-E	PK AIRFINANCE	U.S.A.	ThUS$	2,163	6,722	19,744	17,871	-	46,500	2,225	6,722	19,744	17,871	-	46,562	Monthly	3.18	3.18
0-E	KFW IPEX-BANK	Germany	ThUS$	2,397	6,678	16,173	1,640	-	26,888	2,428	6,677	16,174	1,640	-	26,919	Quarterly	3.31	3.31
0-E	AIRBUS FINANCIAL	U.S.A.	ThUS$	1,855	5,654	15,416	-	-	22,925	1,900	5,654	15,416	-	-	22,970	Monthly	3.19	3.19
0-E	INVESTEC	England	ThUS$	1,374	7,990	20,440	22,977	10,597	63,378	1,808	8,181	19,801	22,769	10,565	63,124	Semiannual	6.04	6.04
-	SWAP Aviones llegados	-	ThUS$	301	749	765	-	-	1,815	301	749	765	-	-	1,815	Quarterly		-

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	ThUS$	-	-	241,287	-	-	241,287	2,170	-	240,007	-	-	242,177	At Expiration	3.38	3.38

Financial leases

0-E	ING	U.S.A.	ThUS$	5,347	10,779	26,831	-	-	42,957	5,717	10,779	26,500	-	-	42,996	Quarterly	5.67	5.00
0-E	CITIBANK	U.S.A.	ThUS$	11,206	34,267	86,085	49,853	2,863	184,274	12,013	34,267	84,104	49,516	2,859	182,759	Quarterly	3.78	3.17
0-E	PEFCO	U.S.A.	ThUS$	12,526	32,850	22,407	-	-	67,783	12,956	32,850	22,088	-	-	67,894	Quarterly	5.46	4.85
0-E	BNP PARIBAS	U.S.A.	ThUS$	13,146	33,840	48,823	2,296	-	98,105	13,548	33,840	48,253	2,293	-	97,934	Quarterly	3.66	3.25
0-E	WELLS FARGO	U.S.A.	ThUS$	10,630	33,866	91,162	64,471	20,984	221,113	11,460	33,866	88,674	63,860	20,903	218,763	Quarterly	3.17	2.67
97.036.000-K	SANTANDER	Chile	ThUS$	5,459	16,542	45,416	46,472	3,134	117,023	5,813	16,542	44,010	46,153	3,128	115,646	Quarterly	2.51	1.96
0-E	RRPF ENGINE	England	ThUS$	265	2,430	6,856	7,441	8,991	25,983	265	2,430	6,856	7,441	8,991	25,983	Monthly	4.01	4.01

Other loans

0-E	CITIBANK (*)	U.S.A.	ThUS$	21,822	67,859	196,210	-	-	285,891	22,586	67,859	194,537	-	-	284,982	Quarterly	6.00	6.00

	Total			482,153	713,657	2,562,843	1,346,299	2,513,069	7,618,021	508,477	729,534	2,484,733	1,318,241	2,490,731	7,531,716

(*)	Bonus securitized with the future flows of credit card sales in the United States and Canada.
88

Interest-bearing loans due in installments to December 31, 2017

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values

					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	ThUS$	130	401	1,161	690	-	2,382	142	401	1,161	690	-	2,394	Monthly	6.01	6.01

Financial leases

0-E	NATIXIS	France	ThUS$	2,853	6,099	19,682	70,402	-	99,036	3,592	6,099	19,682	70,402	-	99,775	Quarterly/Semiannual	5.59	5.59
0-E	WACAPOU LEASING S.A.	Luxemburg	ThUS$	696	2,125	6,020	3,206	-	12,047	732	2,125	6,020	3,207	-	12,084	Quarterly	3.69	3.69
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	ThUS$	8,964	27,525	208,024	-	-	244,513	9,992	27,525	208,024	-	-	245,541	Quarterly	4.87	4.81
0-E	BANCO IBM S.A	Brazil	BRL	21	-	-	-	-	21	21	-	-	-	-	21	Monthly	6.89	6.89
0-E	SOCIETE GENERALE	France	BRL	101	8	-	-	-	109	101	8	-	-	-	109	Monthly	6.89	6.89

	Total			12,765	36,158	234,887	74,298	-	358,108	14,580	36,158	234,887	74,299	-	359,924

	Total consolidated			494,918	749,815	2,797,730	1,420,597	2,513,069	7,976,129	523,057	765,692	2,719,620	1,392,540	2,490,731	7,891,640

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(b)	Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accrued interest from the last date of interest rate swap	2,321	1,189	340	-	2,661	1,189
Fair value of interest rate derivatives	335	8,919	-	2,617	335	11,536
Fair value of fuel derivatives	15,678	-	-	-	15,678	-
Fair value of foreign currency derivatives	7,587	2,092	-	-	7,587	2,092
Total hedge derivatives	25,921	12,200	340	2,617	26,261	14,817

(c)	Derivatives of non-coverage

					Total derivatives of
	Current liabilities		Non-current liabilities		no coverage
	As of 31	As of 31	As of 31	As of 31	As of 31	As of 31
	december of	december of	december of	december of	december of	december of
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Derivative of foreign currency not registered as coverage	7,712	-	-	-	7,712	-

Total derived from non-coverage	7,712	-	-	-	7,712	-

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Cross currency swaps (CCS) (1)	15,099	38,875
Interest rate swaps (2)	(2,194)	(6,542)
Fuel options (3)	(15,811)	10,711
Currency options R$/US$ (4)	-	4,370
Currency options CLP/US$ (4)	-	636

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

90

(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(4)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate CLP/US$, R$/US$, US$/EUR and US$/GBP. These contracts are recorded as cash flow hedges.

During the periods presented, the Company only has cash flow and fair value hedges (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 9 months from the date of the consolidated statement of financial position, while in the case of hedges of interest rates, these they will occur and will impact results throughout the life of the associated loans, up to their maturity. In the case of currency hedges through a CCS, there is a group of hedging relationships, in which two types of hedge accounting are generated, one of cash flow for the US $ / UF component; and another of fair value, for the floating rate component US $. The other group of hedging relationships only generates cash flow hedge accounting for the US $ / UF component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$

Debit (credit) recognized in comprehensive income during the period	(27,797)	18,344
Debit (credit) transferred from net equity to income during the period	30,018	(15,000)

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NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Current
(a) Trade and other accounts payables	1,279,976	1,349,201
(b) Accrued liabilities at the reporting date	394,327	346,001
Total trade and other accounts payables	1,674,303	1,695,202

(a)	Trade and other accounts payable:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Trade creditors	1,048,033	1,096,540
Leasing obligation	6,981	4,448
Other accounts payable	224,962	248,213
Total	1,279,976	1,349,201

The details of Trade and other accounts payables are as follows:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Aircraft Fuel	304,426	219,601
Boarding Fee	210,621	249,898
Other personnel expenses	92,047	89,621
Handling and ground handling	84,213	103,784
Professional services and advisory	83,182	81,679
Airport charges and overflight	82,181	106,534
Suppliers technical purchases	75,402	114,690
Marketing	60,303	75,220
Air companies	59,524	31,381
Leases, maintenance and IT services	55,427	69,873
Services on board	44,434	68,605
Land services	26,014	31,151
Crew	21,943	24,163
Achievement of goals	21,265	5,732
Aviation insurance	11,943	5,108
Maintenance	8,244	26,244
Aircraft and engines leasing	6,981	4,285
Communications	92	5,273
Others	31,734	36,359
Total trade and other accounts payables	1,279,976	1,349,201

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(b)	Liabilities accrued:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Accrued personnel expenses	116,242	125,246
Aircraft and engine maintenance	170,731	92,711
Accounts payable to personnel (*)	81,222	99,862
Others accrued liabilities	26,132	28,182
Total accrued liabilities	394,327	346,001

(*)	Profits and bonus participation (Note 23 letter b)

NOTE 21 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities

	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for contingencies (1)
Tax contingencies	2,982	1,913	197,038	258,305	200,020	260,218
Civil contingencies	1,207	497	59,834	62,858	61,041	63,355
Labor contingencies	605	373	23,244	28,360	23,849	28,733
Other	-	-	13,976	15,187	13,976	15,187
Provision for European Commision investigation (2)	-	-	9,403	9,883	9,403	9,883
Total other provisions (3)	4,794	2,783	303,495	374,593	308,289	377,376

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

93

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision at December 31, 2018, and 2017, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission
	claims (1)	Investigation (2)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2017	416,473	8,664	425,137
Increase in provisions	106,943	-	106,943
Provision used	(14,860)	-	(14,860)
Difference by subsidiaries conversion	(5,830)	-	(5,830)
Reversal of provision	(135,109)	-	(135,109)
Exchange difference	(124)	1,219	1,095

Closing balance as of December 31, 2017	367,493	9,883	377,376

Opening balance as of January 1, 2018	367,493	9,883	377,376
Increase in provisions	106,870	-	106,870
Provision used	(59,032)	-	(59,032)
Difference by subsidiaries conversion	(48,330)	-	(48,330)
Reversal of provision	(66,965)	-	(66,965)
Exchange difference	(1,150)	(480)	(1,630)

Closing balance as of December 31, 2018	298,886	9,403	308,289

(1)	Cumulative balances include judicial deposit delivered as security, with respect to the "Aerovía Fundo" (FA), for US $ 85 million, made in order to suspend the application of the tax credit. The Company is discussing in the Court the constitutionality of the requirement made by FA in a lawsuit. Initially it was covered by the effects of a precautionary measure, this means that the Company would not be obliged to collect the tax, as long as there is no judicial decision in this regard. However, the decision taken by the judge in the first instance was published unfavorably, revoking the injunction. As the lawsuit is still underway (TAM appealed this first decision), the Company needed to make the judicial deposit, for the suspension of the enforceability of the tax credit; deposit that was classified in this item, discounting the existing provision for this purpose. Finally, if the final decision is favorable to the Company, the deposit made will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of December 31, 2018 is described in Note 31 in the Role of the case 2001.51.01.012530-0.

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2)	European Commission Provision:

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .. For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred and twenty thousand Euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission's Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of 776,465,000 Euros In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine of 8.2 million Euros. The procedural stage as of December 31, 2018 is described in Note 31 in section (ii) judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Deferred revenues (*)	2,330,058	2,690,961	644,702	158,305	2,974,760	2,849,266
Sales tax	12,726	22,902	-	-	12,726	22,902
Retentions	34,434	38,197	-	-	34,434	38,197
Others taxes	7,700	8,695	-	-	7,700	8,695
Dividends payable	54,580	46,591	-	-	54,580	46,591
Other sundry liabilities	15,248	16,617	-	-	15,248	16,617
Total other non-financial liabilities	2,454,746	2,823,963	644,702	158,305	3,099,448	2,982,268

(*)	Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered at December 31, 2018 and 2017; and programs such as: LATAM Pass, LATAM Fidelidade y Multiplus:

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LATAM Pass is the frequent passenger program created by LAN to reward the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles that can be exchanged for free flight tickets or for a varied range of products and services. Customers accumulate LATAM Pass miles every time they fly on LAN, TAM, oneworld® member companies and other airlines associated with the program, as well as buying at stores or using the services of a vast network of companies that have an agreement with the program around the world.

For its part, TAM, thinking of people who travel constantly, created the LATAM Fidelidade program, in order to improve the service and give recognition to those who choose the company. Through the program, customers accumulate points in a wide variety of loyalty programs in a single account and can redeem them in all TAM destinations and associated airline companies, and even more, participate in the Multiplus Fidelidade Network.

Multiplus is a coalition of loyalty programs, with the objective of operating accumulation and exchange of points. This program has a network integrated by associated companies, including hotels, financial institutions, retail companies, supermarkets, vehicle leases and magazines, among many other partners from different segments.

The Company signed a renewal of the agreement with Banco Santander-Chile, which extends its alliance in Chile to continue developing travel benefits to its respective clients during the next 7 years.

Movement of Other non-financial liabilities:
Deferred income
Air transport
and other
ThUS$

Opening balance as of january 1, 2018	2,849,266

Recognition of deferred income	7,690,972
Use deferred income	(8,230,750)
Expiration of tickets	(284,730)
Deferred revenue loyalty (accreditation and exchange)	944,246
Others provisions	6,894
Adjustment application IAS 29, Argentina hyperinflation	927
Closing balance as of December 31 ,2018	2,976,825

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NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Retirements payments	56,126	55,119
Resignation payments	8,802	10,124
Other obligations	17,437	35,844
Total liability for employee benefits	82,365	101,087

The movement in retirements and resignation payments and other obligations:

		Increase (decrease)		Actuarial
	Opening	current service	Benefits	(gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2017	82,322	21,635	(5,399)	(2,763)	5,292	101,087
From January 1 to December 31, 2018	101,087	(7,384)	(6,018)	5,820	(11,140)	82,365

The principal assumptions used in the calculation to the provision in Chile are presented below:

	As of
	December 31,
Assumptions	2018	2017

Discount rate	4.27%	4.55%
Expected rate of salary increase	4.50%	4.50%
Rate of turnover	6.60%	6.98%
Mortality rate	RV-2014	RV-2014
Inflation rate	2.70%	2.72%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20-year term rate of the BCP Central Bank of Chile Bonds. The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and for the determination of the inflation rates; the market performance curves of Central Bank of Chile papers of the BCUs have been used. BCP long term at the date of scope.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

97

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(6,538)	(5,795)
Change in the accrued liability an closing for decrease of 100 p.b.	4,918	6,617

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	4,750	6,412
Change in the accrued liability an closing for decrease of 100 p.b.	(6,547)	(5,750)

(b)	The liability for short-term:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	81,222	99,862

(*)	Accounts payables to employees (Note 20 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$
Salaries and wages	1,481,357	1,604,552
Short-term employee benefits	132,394	145,245
Termination benefits	54,007	85,070
Other personnel expenses	152,211	188,767
Total	1,819,969	2,023,634

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NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$
Aircraft and engine maintenance	467,923	483,795
Provision for vacations and bonuses	15,357	14,725
Other sundry liabilities	376	312
Total accounts payable, non-current	483,656	498,832

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at December 31, 2018 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 (*) divided into 606,407,693 shares as of December 31, 2017), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(*) Includes deduction of issuance costs for ThUS $ 3,299 and adjustment for placement of 10,282 shares for ThUS $ 156, approved at the Extraordinary Shareholders Meeting of the Company on April 27, 2017.

(b)	Subscribed and paid shares

On August 18, 2016, the Company held an extraordinary shareholders' meeting at which it was approved to increase the capital by issuing 61,316,424 payment shares, all ordinary, without par value. As of December 31, 2016, 60,849,592 shares had been placed against said increase, according to the following breakdown: (a) 30,499,685 shares subscribed and paid at the end of the pre-emptive option period, which expired on December 23, 2016; December 2016, collecting the equivalent of US $ 304,996,850; and (b) 30,349,907 additional shares subscribed on December 28, 2016, collecting the equivalent of US $ 303,499,070. Due to this last described placement, as of December 31, 2018, the number of subscribed and paid shares of the Company reached 606,407,693.

99

Consequently, as of December 31, 2018, the statutory capital of the Company is represented by 606,874,525 shares, all of the same and unique series, registered, ordinary, without par value, which is divided into: (a) 606,407,693 subscribed and paid shares mentioned above; and (b) 466,832 shares pending subscription and payment, which correspond to the balance of shares pending placement of the last capital increase, described in the previous paragraph.

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares		Expired shares
	Opening	intended for		Closing
Nro. Of shares	balance	compensation plans		balance

From January 1 to December 31, 2017	608,374,525	-		608,374,525
From January 1 to December 31, 2018	608,374,525	(1,500,000	)(*)	606,874,525

(*) On June 11, 2018, the term of subscription and payment of 1,500,000 shares to create and implement compensation plans for Company employees expired.

Movement fully paid shares
			Movement
			value	Cost of issuance
			of shares	and placement	Paid- in
	N° of		(1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$

Paid shares as of January 1, 2017	606,407,693		3,160,718	(11,154)	3,149,564
Capital reserve	-		-	(3,299)	(3,299)
Paid shares as of December 31, 2017	606,407,693		3,160,718	(14,453)	3,146,265
Paid shares as of January 1, 2018	606,407,693		3,160,718	(14,453)	3,146,265
Paid shares as of December 31, 2018	606,407,693	(3)	3,160,718	(14,453)	3,146,265

(1)           Amounts reported represent only those arising from the payment of the shares subscribed.

(2)           Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)           At December 31, 2018, the difference between authorized shares and fully paid shares are 466,832 shares, of which correspond to the shares issued and unsubscribed from the capital increase approved at the Extraordinary Shareholders Meeting held on August 18, 2016.

(c)	Treasury stock

At December 31, 2018, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

100

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Net movement	Closing
Periods	balance	plan	of the period	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2017	38,538	943	943	39,481
From January 1 to December 31, 2018	39,481	(1,607)	(1,607)	37,874

These reserves are related to the “Share-based payments” explained in Note 34.

(e)	Other sundry reserves

Movement of Other sundry reserves:

	Opening	Legal	Closing
Periods	balance	reserves	balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2017	2,640,281	(501)	2,639,780
From January 1 to December 31, 2018	2,639,780	(864)	2,638,916

Balance of Other sundry reserves comprises the following:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(25,913)	(25,911)
Others	(3,483)	(2,621)
Total	2,638,916	2,639,780

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

101

(3)	The balance as of December 31, 2018 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A.

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Actuarial gain
	Currency	Cash flow	or loss on defined
	translation	hedging	benefit plans
	reserve	reserve	reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2017	(2,086,555)	1,506	(12,900)	(2,097,949)
Derivatives valuation gains (losses)	-	18,436	-	18,436
Deferred tax	-	(1,802)	-	(1,802)
Actuarial reserves by employee benefit plans	-	-	2,758	2,758
Deferred tax actuarial IAS by employee benefit plans	-	-	(784)	(784)
Difference by subsidiaries conversion	(45,035)	-	-	(45,035)
Closing balance as of December 31, 2017	(2,131,590)	18,140	(10,926)	(2,124,376)
Opening balance as of January 1, 2018	(2,131,590)	18,140	(10,926)	(2,124,376)
Derivatives valuation gains (losses)	-	(26,899)	-	(26,899)
Deferred tax	-	(574)	-	(574)
Actuarial reserves by employee benefit plans	-	-	(5,819)	(5,819)
Deferred tax actuarial IAS by employee benefit plans	-	-	1,567	1,567
Difference by subsidiaries conversion	(597,615)	-	-	(597,615)
Closing balance as of December 31, 2018	(2,729,205)	(9,333)	(15,178)	(2,753,716)

(f.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

102

(f.3)	Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which is the effects of differences between the previous actuarial assumptions and what has actually occurred.

(g)	Retained earnings

Movement of Retained earnings:

				Other
		Result		increase
	Opening	for the		(decreases)	Closing
Periods	balance	period	Dividends	(1) (2)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2017	366,404	155,304	(46,591)	-	475,117
From January 1 to December 31, 2018	475,117	181,935	(54,580)	(4,797)	597,675

(1)	Adjustments adoption IFRS 9 and IFRS 15 ThUS (9,549) (See Note 2)
(2)	Variation effect in Accumulated results, by application IAS 29, Argentina hyperinflation:

Items	ThUS$

Property, plant and equipment	4,573
Intangible assets other than goodwill	69
Goodwill	335
Deferred incomes	(377)
Other non-financial assets	152
Total Adjust accumulated results	4,752

(h)       Dividends per share

	Minimum mandatory	Final dividend
	dividend	dividend
Description of dividend	2018	2017

Date of dividend	12-31-2018	12-31-2017
Amount of the dividend (ThUS$)	54,580	46,591	(*)
Number of shares among which the dividend is distributed	606,407,693	606,407,693
Dividend per share (US$)	0.0900	0.0768

(*) By virtue of the Essential Fact issued on April 26, 2018, the shareholders of LATAM approved the distribution of the final dividend proposed by the Board of Directors in Ordinary Session of April 26, 2018, which amounts to ThUS $ 46,591, which corresponds to 30% of the profits for the year corresponding to 2017.

The payment was made on May 17, 2018.

103

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$

Passengers	8,708,988	8,494,477
Cargo	1,186,468	1,119,430
Total	9,895,456	9,613,907

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$

Aircraft fuel	2,983,028	2,318,816
Other rentals and landing fees	1,217,647	1,172,129
Aircraft rentals	538,347	579,551
Aircraft maintenance	382,242	430,825
Comissions	222,506	252,474
Passenger services	280,279	288,662
Other operating expenses	1,237,430	1,381,546
Total	6,861,479	6,424,003

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$

Depreciation (*)	916,050	943,215
Amortization	65,596	58,410
Total	981,646	1,001,625

104

(*) Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at December 31, 2018 is ThUS$ 366,393 and ThUS$ 359,940 for the same period of 2017 respectavely.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 23 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$

Bank loan interest	283,786	347,551
Financial leases	62,202	37,522
Other financial instruments	10,281	8,213
Total	356,269	393,286

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$

Coalition and loyalty program Multiplus	126,443	240,952
Tours	108,448	109,463
Aircraft leasing	78,056	103,741
Customs and warehousing	26,667	26,793
Maintenance	16,569	8,038
Duty free	3,555	6,585
Other miscellaneous income	113,020	54,317
Total	472,758	549,889

105

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	December 31,	December 31,
Current assets	2018	2017
	ThUS$	ThUS$

Cash and cash equivalents	606,673	260,092
Argentine peso	4,236	7,309
Brazilian real	34,360	14,242
Chilean peso	415,399	81,693
Colombian peso	2,732	1,105
Euro	20,339	11,746
U.S. dollar	51,382	108,327
Other currency	78,225	35,670

Other financial assets, current	57,132	36,484
Argentine peso	11	21
Brazilian real	25,829	17
Chilean peso	25,904	26,605
Colombian peso	139	150
U.S. dollar	4,923	9,343
Other currency	326	348

106

	As of	As of
	December 31,	December 31,
Current assets	2018	2017
	ThUS$	ThUS$

Other non - financial assets, current	106,952	107,170
Argentine peso	13,077	16,507
Brazilian real	37,794	19,686
Chilean peso	30,916	34,258
Colombian peso	434	340
Euro	3,935	2,722
U.S. dollar	8,949	21,907
Other currency	11,847	11,750

Trade and other accounts receivable, current	518,006	373,447
Argentine peso	54,053	49,680
Brazilian real	6,037	22,006
Chilean peso	112,133	82,369
Colombian peso	5,065	1,169
Euro	49,044	48,286
U.S. dollar	2,938	34,268
Other currency	288,736	135,669

Accounts receivable from related entities, current	593	958
Chilean peso	200	735
U.S. dollar	393	223

Tax current assets	20,774	33,575
Argentine peso	812	1,679
Brazilian real	1,106	3,934
Chilean peso	4,860	3,317
Colombian peso	5	660
Euro	-	179
U.S. dollar	429	327
Peruvian sol	13,306	21,948
Other currency	256	1,531

Total current assets	1,310,130	811,726
Argentine peso	72,189	75,196
Brazilian real	105,126	59,885
Chilean peso	589,412	228,977
Colombian peso	8,375	3,424
Euro	73,318	62,933
U.S. Dollar	69,014	174,395
Other currency	392,696	206,916

107

	As of	As of
	December 31,	December 31,
Non-current assets	2018	2017
	ThUS$	ThUS$

Other financial assets, non-current	21,850	20,975
Brazilian real	4,941	3,831
Chilean peso	68	74
Colombian peso	145	281
Euro	7,438	7,853
U.S. dollar	7,441	7,273
Other currency	1,817	1,663

Other non - financial assets, non-current	31,126	9,108
Argentine peso	86	172
Brazilian real	7,465	6,368
U.S. dollar	3	38
Other currency	23,572	2,530

Accounts receivable, non-current	5,378	6,887
Chilean peso	5,378	6,887

Deferred tax assets	2,073	2,081
Colombian peso	78	86
Other currency	1,995	1,995

Total non-current assets	60,427	39,051
Argentine peso	86	172
Brazilian real	12,406	10,199
Chilean peso	5,446	6,961
Colombian peso	223	367
Euro	7,438	7,853
U.S. dollar	7,444	7,311
Other currency	27,384	6,188

108

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	56,842	36,000	107,815	115,182
Chilean peso	41,503	21,542	68,901	79,032
U.S. dollar	15,339	14,458	38,914	36,150

Trade and other accounts payables, current	970,872	919,373	37,809	33,707
Argentine peso	229,907	122,452	6,142	8,636
Brazilian real	30,974	28,810	1,152	669
Chilean peso	198,766	233,202	26,113	11,311
Colombian peso	7,915	2,964	752	855
Euro	84,903	58,081	1,375	9,165
U.S. dollar	325,385	409,380	55	1,154
Peruvian sol	37,285	39,064	1,124	825
Mexican peso	5,975	2,732	167	115
Pound sterling	13,395	5,839	305	199
Uruguayan peso	847	1,890	-	-
Other currency	35,520	14,959	624	778

Accounts payable to related entities, current	365	760	-	-
Chilean peso	253	546	-	-
U.S. dollar	112	4	-	-
Other currency	-	210	-	-

Other provisions, current	1,434	959	-	-
Chilean peso	28	30	-	-
Other currency	1,406	929	-	-

Tax liabilities, current	13	-	-	174
Argentine peso	4	-	-	174
Chilean peso	9	-	-	-

109

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Current liabilities	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$

Other non-financial liabilities, current	38,120	25,190	-	-
Argentine peso	1,089	393	-	-
Brazilian real	1,455	542	-	-
Chilean peso	14,130	11,283	-	-
Colombian peso	1,009	837	-	-
Euro	4,411	5,954	-	-
U.S. dollar	10,468	3,160	-	-
Other currency	5,558	3,021	-	-

Total current liabilities	1,067,646	982,282	145,624	149,063
Argentine peso	231,000	122,845	6,142	8,810
Brazilian real	32,429	29,352	1,152	669
Chilean peso	254,689	266,603	95,014	90,343
Colombian peso	8,924	3,801	752	855
Euro	89,314	64,035	1,375	9,165
U.S. dollar	351,304	427,002	38,969	37,304
Other currency	99,986	68,644	2,220	1,917

110

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Non-current liabilities	2018	2017	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, non-current	241,823	276,436	281,785	263,798	179,406	189,500
Chilean peso	16,232	41,548	237,377	189,500	172,530	189,500
U.S. dollar	225,591	234,888	44,408	74,298	6,876	-

Accounts payable, non-current	308,715	362,964	-	-	-	-
Chilean peso	14,027	13,251	-	-	-	-
U.S. dollar	293,448	348,329	-	-	-	-
Other currency	1,240	1,384	-	-	-	-

Other provisions, non-current	36,120	41,514	-	-	-	-
Argentine peso	542	940	-	-	-	-
Brazillian real	19,815	24,074	-	-	-	-
Colombian peso	295	551	-	-	-	-
Euro	9,403	9,883	-	-	-	-
U.S. dollar	6,065	6,066	-	-	-	-

Provisions for employees benefits, non-current	72,674	77,579	-	-	-	-
Chilean peso	72,187	73,399	-	-	-	-
U.S. dollar	487	4,180	-	-	-	-

Other non-financial liabilities, non-current	-	3	-	-	-	-
Colombian peso	-	3	-	-	-	-

Total non-current liabilities	659,332	758,496	281,785	263,798	179,406	189,500
Argentine peso	542	940	-	-	-	-
Brazilian real	19,815	24,074	-	-	-	-
Chilean peso	102,446	128,198	237,377	189,500	172,530	189,500
Colombian peso	295	554	-	-	-	-
Euro	9,403	9,883	-	-	-	-
U.S. dollar	525,591	593,463	44,408	74,298	6,876	-
Other currency	1,240	1,384	-	-	-	-

111

	As of	As of
	December 31,	December 31,
General summary of foreign currency:	2018	2017
	ThUS$	ThUS$

Total assets	1,370,557	850,777
Argentine peso	72,275	75,368
Brazilian real	117,532	70,084
Chilean peso	594,858	235,938
Colombian peso	8,598	3,791
Euro	80,756	70,786
U.S. dollar	76,458	181,706
Other currency	420,080	213,104

Total liabilities	2,333,793	2,343,136
Argentine peso	237,684	132,595
Brazilian real	53,396	54,095
Chilean peso	862,056	864,144
Colombian peso	9,971	5,207
Euro	100,092	83,083
U.S. dollar	967,148	1,132,067
Other currency	103,446	71,945

Net position
Argentine peso	(165,409)	(57,227)
Brazilian real	64,136	15,989
Chilean peso	(267,198)	(628,206)
Colombian peso	(1,373)	(1,416)
Euro	(19,336)	(12,297)
U.S. dollar	(890,690)	(950,361)
Other currency	316,634	141,159

112

(b)	Exchange differences

The exchange differences recognized in profit or loss, except for financial instruments measured at fair value through profit or loss, for the period ended December 31, 2018 and 2017, amounted a charge of ThUS$ 157,708 and ThUS$ 18,718, respectively.

The exchange differences recognized in statement of comprehensive income as reserves for translation exchange differences for the period ended December 31, 2018 and 2017 meant a charge of ThUS $ 610,201 and ThUS$ 47,495, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of December 31,
	2018	2017	2016	2015

Argentine peso	37.74	18.57	15.84	12.97
Brazilian real	3.87	3.31	3.25	3.98
Chilean peso	694.77	614.75	669.47	710.16
Colombian peso	3,239.45	2,984.77	3,000.25	3,183.00
Euro	0.87	0.83	0.95	0.92
Strong bolivar	0.00	3,345.00	673.76	198.70
Sovereign bolivar (*)	3,299.12	-	-	-
Australian dollar	1.42	1.28	1.38	1.37
Boliviano	6.86	6.86	6.86	6.85
Mexican peso	19.68	19.66	20.63	17.34
New Zealand dollar	1.49	1.41	1.44	1.46
Peruvian Sol	3.37	3.24	3.35	3.41
Uruguayan peso	32.38	28.74	29.28	29.88

(*) On August 20, 2018, in Venezuela there was a change of currency, five zeros were eliminated to simplify and the surname was changed to sovereign.

113

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the year ended
	December 31,
Basic earnings / (loss) per share	2018	2017

Earnings / (loss) attributable to owners of the parent (ThUS$)	181,935	155,304

Weighted average number of shares, basic	606,407,693	606,407,693

Basic earnings / (loss) per share (US$)	0.30002	0.25610

	For the year ended
	December 31,
Diluted earnings / (loss) per share	2018	2017

Earnings / (loss) attributable to owners of the parent (ThUS$)	181,935	155,304

Weighted average number of shares, basic	606,407,693	606,407,693

Weighted average number of shares, diluted	606,407,693	606,407,693

Diluted earnings / (loss) per share (US$)	0.30002	0.25610

114

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Viagens S.A.	Fazenda Pública do Município de São Paulo.	1004194-37.2018.8.26.0053	This is a voidance action appealing the charges for violations and fines (67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965). We are arguing that numbers are missing from the ISS calculation base since the company supposedly made improper deductions.	The lawsuit was assigned on January 31, 2018. That same day, a decision was rendered suspending the charges without any bond. We are waiting for the deadline for the municipality to appeal to expire. The municipality filed an appeal against this decision on April 30, 2018, that is pending a decision. The voidance action is now in the evidentiary period.	85,883

115

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th , 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 9,402 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. LATAM AIRLINES GROUP S.A. expects that the Court of the European Union will reduce this fine.

9,402

116

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	-

Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.

Cases are in the uncovering evidence stage. In the case in England, mediation was held with nearly all the airlines involved in the aim of attempting to reach an agreement. It began in September, and LATAM Airlines Group S.A. reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This concluded the claim for all class-action plaintiffs except one, with whom negotiations continue. The amount is undetermined, but small.

					-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA:ThUS$10,479; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer :ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. In December 2018, the Federal Court Judge ruled against ABSA, indicating that it will not apply an additional reduction to the fine imposed. We are now awaiting publication of the Judge’s ruling to file our appeal against it.	10,541

117

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A petition on evidence and replications were filed on June 20, 2016. A new insurance policy was submitted on March 3, 2016 with the change to the guarantee requested by PGFN, which was declared on June 3, 2016. A decision is pending.	14,083

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.720476/2015-83	Alleged irregularities in the SAT payments for the periods 01/2011 to 12/2012	The lawsuit was converted into a measure in January 2018. A statement will be made after the prosecutor’s measure has concluded. The Brazilian Administrative Council of Tax Appeals (CARF) issued a decision in favor of the Company on September 22, 2018. We are currently expecting that the Ministry of Finance of Brazil will appea.	59,317

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for ThUS$106.

The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					88,421

118

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016.	57,287

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th , 2012 Aerovías de Integración Recional, Aires S.A. ( LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th , 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES COLOMBIA customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

				This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. . The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. On March 26, 2014, the Federal Court in the State of Florida, USA, approved the petition by LATAM Airlines Colombia to suspend the case in the United States until the lawsuit under way in	12,443

119

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01 (Continuation)		Colombia was decided. The U.S. judge also closed the case administratively. Based on the petition by Regional One, the Federal Court in the State of Florida, USA, lifted the suspension of the case on July 11, 2018 and returned the case to the State Court. At the same time, VAS filed suit against LATAM AIRLINES COLOMBIA at the end of May 2018 seeking an indemnity because of the lawsuit by Regional One against VAS due to contract default. According to the requirements for civil suits in Florida, VAS has only claimed damages from LATAM AIRLINES COLOMBIA totaling more than US$15,000. The VAS lawsuit and Regional One lawsuit have been consolidated before the same State Court, which has set the trial by jury for September 19, 2019. A reconciliation hearing was held on December 10, 2018 that was attended by all parties, but no agreement was reached. The claim is continuing forward. It is possible that later on, the amount petitioned in the case may vary. Any change will be reported in due course. In the meantime, the State Court has yet to render a decision on the motions by LATAM Airlines Colombia to dismiss both the Regional One and VAS claims because they have no legal basis.

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On January 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF).	65,914

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Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	1001531-73.2016.5.02.0710	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	In August 2016, the Ministry of Labor filed a new lawsuit before the competent Labor Court in Sao Paulo, in the same terms as case 0000009-45.2016.5.02.090, as previously reported, the hearing date is set for October 22, 2018.	16,575

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016

The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.

The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. We are currently waiting for the case to be heard by the Court of Appeals.

					19,080

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced.	39,222

121

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A.	Federal Revenue Bureau	10880.900360/2017-55	A claim regarding the negative Company Income Tax (IRPJ) balance. Appraisals of compensation that were not accepted.	The case was referred to the National Claims Management Center of the Federal Revenue Bureau for Sao Paulo on May 11, 2017. The administrative case was closed in favor of the company and its right to a credit was recognized on June 15, 2018.	-0-

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000085/2009-47	Notice of claim to recover income taxes and social contributions paid on the basis of net profits (SCL) according to the royalty expenses and use of the TAM trademark.	Before the Internal Revenue Service of Brazil. A service of process is expected in the lawsuit on admissibility of the special appeal, filed by the General Counsel of the National Treasury, as well as notification of the decision rendered by the Administrative Council of Tax Appeals (CARF). The decision was made to file a lawsuit on December 5, 2017.	15,590

TAM Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10831.012344/2005-55	Notice of an infringement filed by the Company to request the import tax (II), the Social Integration Program (PIS) of the Social Security Funding Contribution (COFINS) as a result of an unidentified international cargo loss.	Before the Internal Revenue Service of Brazil. The administrative decision was against the company. The matter is pending a decision by the CARF.	15,649

TAM Linhas Aéreas S.A.	DERAT SPO (Delegacía de Receita Federal)	13808.005459/2001-45	Collection of the Social Security Funding Contribution (COFINS) based on gross revenue of the company in the period 1999-2000.	The decision on collection was pending through June 2, 2010.	23,720

TAM Linhas Aéreas S.A.	Federal Revenue Bureau	10880.938.664/2016-12	An administrative lawsuit about compensation not being proportional to the negative corporate income tax balance.	A decision is pending by CARF on the appeal. The Company’s right to its credit was recognized on November 21, 2018, which closed the administrative process in its favor.	-0-

TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration (new lawsuit).	The administrative defensive arguments were presented September 28, 2017. A ruling on the defense is currently pending in this lawsuit.	20,155

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Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import (new lawsuit).	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	14,501

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport.	We are awaiting the presentation of an administrative defense. An administrative defense was presented on May 29, 2018.	30,954

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	42,423

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered by the trial judge to pay certain fees	-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federa	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	16,959

TAM linhas Aérea S/A	International Centre for dispute resolution (“ICDR”)	01-18-0000-6332	Arbitration filed by Airbus S.A.S., Airbus North America Customer Services, Inc. and Allianz Corporate & Specialty SE (France) against AIG Europe Limited (“AIG”), TAM S.A. (“TSA”) and TAM Linhas Aéreas S.A. (“TLA”). In 2008, the parties exchanged draft agreements on sharing the costs of any indemnity for certain claims related to the Flight JJ3054 accident, but they did not reach an agreement, so the draft was never finalized or executed. Despite this, Airbus and its insured filed a formal arbitration	On January 31, 2018, Airbus S.A.S., Airbus North America Customer Services, Inc. and Allianz Corporate & Specialty SE (France) filed an arbitration claim with the International Centre for Dispute Resolution against AIG Europe Limited (“AIG”), TAM S.A. (“TSA”) and TAM Linhas Aéreas S.A. (“TLA”) seeking a decision on the validity of a shared-defense agreement that had been discussed but never finalized or executed by the parties. The plaintiffs allege that the parties exchanged enough	12,200

123

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

TAM Linhas Aéreas S.A	International Centre for dispute resolution (“ICDR”)	01-18-0000-6332 (Continuation)	claim and served AIG, TSA and TLA as defendants, seeking a decision on the validity of the agreement as well as a damage indemnity to Airbus because it could not share its defense with TAM. TAM has retained legal counsel in Switzerland, Brazil and the United States to handle this claim.	correspondence and drafts to reflect the terms of a contract. Based on this alleged contract, they are demanding that TAM reimburse Airbus a sum of approximately ThUS$9.2 for settlement costs and ThUS$3 for legal fees, in addition to interest and any other amount decided by the Arbitrator On October 8, 2018, the plaintiffs filed a formal complaint that contained declarations by their supporting experts. On November 7, 2018, the Arbitrator issued a procedural ruling dividing the jurisdiction phase from the grounds-for-arbitration phase, thus expressing his agreement with the arguments by TSA and TLA as well as AIG. After a petition agreed by all parties, the Arbitrator postponed the deadline of December 14, 2018 while the parties held reconciliation negotiations. Finally, in December 2018, the parties agreed to hold a meeting to discuss a potential settlement that resulted in an agreement whereby Allianz Corporate & Speciality SE will pay AIG US$95 million toward the loss already settled by AIG for the accident. In exchange, all lawsuits and arbitration claims will be withdrawn at no additional cost to LATAM. The insurance companies are now in the process of obtaining the approvals required from the signatories of the agreement and the case is expected to be closed in the first half of 2019. The arbitration is temporarily on hold until the agreement is concluded.

TAM Linhas Aéreas S/A	Delegacía de Receita Federal	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. We are now awaiting the administrative ruling.	118,558

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-	In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2018, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1)	On July 25, 2016, LATAM reached agreements with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) regarding the investigation of payments for US$1,150,000 by Lan Airlines S.A. in 2006-2007 to a consultant advising it in the resolution of labor matters in Argentina.

The purpose of the investigation was to determine whether these payments violated the U.S. Foreign Corrupt Practices Act (“FCPA”) that: (i) forbids bribery of foreign government authorities in order to obtain a commercial advantage; and (ii) requires the companies that must abide by the FCPA to keep appropriate accounting records and implant an adequate internal control system. The FCPA is applicable to LATAM because of its ADR program in effect on the U.S. securities market.

After an exhaustive investigation, the DOJ and SEC concluded that there was no violation of the bribery provisions of the FCPA, which is consistent with the results of LATAM’s internal investigation. However, the DOJ and SEC consider that LAN accounted for these payments incorrectly and, consequently, infringed the part of the FCPA requiring companies to keep accurate accounting records. These authorities also consider that LAN’s internal controls in 2006-2007 were weak, so LAN would have also violated the provisions in the FCPA requiring it to maintain an adequate internal control system.

The agreements signed, included the following:

(a)	The agreement with the DOJ involves: (i) entering into a Deferred Prosecution Agreement (“DPA”), which is a public contract under which the DOJ files public charges alleging an infringement of the FCPA accounting regulations. LATAM is not obligated to answer these charges, the DOJ will not pursue them for a period of 3 years, and the DOJ will dismiss the charges after expiration of that 3-year period provided LATAM complies with all terms of the DPA. In exchange, LATAM must admit to the negotiated events described in the DPA and agree to pay the negotiated fine explained below and abide by other terms stipulated in the agreement; (ii) clauses in which LATAM admits that the payments to the consultant in Argentina were incorrectly accounted for and that at the time those payments were made (2006-2007), it did not have adequate internal controls in place; (iii) LATAM’s agreement to have an outside consultant monitor, evaluate and report to the DOJ on the effectiveness of LATAM’s compliance program for a period of 27 months; and LATAM’s agreement to continue evaluating and reporting directly to the DOJ on the effectiveness of its compliance program for a period of 9 months after the consultant’s work concludes; and (iv) LATAM paid a fine of ThUS$12,750.

125

(b)	The agreement with the SEC involves: (i) accepting a Cease and Desist Order, which is an administrative resolution of the SEC closing the investigation, in which LATAM will accept certain obligations and statements of fact that are described in the document; (ii) accepting the same obligations regarding the consultant mentioned above; and (iii) LATAM paid a fine of ThUS$6,744 and interest of ThUS$2,694.

NOTE 32 – COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 767F, 777F and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis, for which, in any case non-compliance does not generate acceleration of the loans.

Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership, in relation to the ownership structure and the controlling group, and disposal of the assets which mainly refers to important transfers of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

The revolving credit facility ("Revolving Credit Facility") with aircraft, engines, parts and supplies guaranteed for a total available amount of US$ 600 million, contemplates minimum liquidity restrictions, measured at the level of the Consolidated Company and measured at the for companies LATAM Airlines Group SA and TAM Linhas Aéreas S.A., which remain standby while the credit line is not used. As of December 31, 2018 and 2017 this line of credit established with a consortium of eleven banks led by Citibank, is not used.

As of December 31, 2018 and 2017, the Company is in compliance with all the indicators detailed above.

126

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2018	2017

ACS Aero 1 Alpha Limited	Airbus A320	-	1
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviacion Centaurus, A.I.E	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E	Airbus A319	1	1
Aviación Real A.I.E	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
Avolon Aerospace AOE 99 Limited	Airbus A320	1	-
Avolon Aerospace AOE 100 Limited	Airbus A320	1	2
Avolon Aerospace AOE 134 Limited	Airbus A321	2	-
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	-	1
Bank of America	Airbus A321	2	2
Bank of Utah	Airbus A320	1	-
Bank of Utah	Airbus A350	1	-
Bank of Utah	Boeing 787	2	2
Boeing Aircraft Holding Company	Boeing 777	2	-
Castlelake	Airbus A319	1	1
Chishima Real State Co., Ltd.	Airbus A321	1	-
ECAF I 2838 DAC	Airbus A320	1	1
ECAF I 40589 DAC	Boeing 777	1	1
Eden Irish Aircr Leasing MSN 1459	Airbus A320	-	1
IC Airlease One Limited	Airbus A321	1	1
JSA Aircraft 38484, LLC	Boeing 787	1	1
JSA Aircraft 7126, LLC	Airbus A320	1	1
JSA Aircraft 7128, LLC	Airbus A321	1	1
JSA Aircraft 7239, LLC	Airbus A321	1	1
JSA Aircraft 7298, LLC	Airbus A321	1	1
Macquarie Aerospace Finance 5125-2 Trust	Airbus A320	1	1
Macquarie Aerospace Finance 5178 Limited	Airbus A320	1	1
Merlin Aviation Leasing (Ireland) 18 Limited	Airbus A320	1	1
Merlin Aviation Leasing (Ireland) 7 Limited	Airbus A320	-	1
NBB Crow Co.,Ltd	Boeing 787	1	-
NBB Cuckoo Co., Ltd	Airbus A321	1	1
NBB Grosbeak Co., Ltd	Airbus A321	1	1
NBB Redstart Co. Ltd	Airbus A321	1	1
NBB-6658 Lease Partnership	Airbus A321	1	1
NBB-6670 Lease Partnership	Airbus A321	1	1
Orix Aviation Systems Limited	Airbus A320	4	4
PAAL Aquila Company Limited	Airbus A321	2	2
Sapphire Leasing I (AOE 7) Limited	Airbus A320	1	1
Shenton Aircraft Leasing Limited	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	4	4
SMBC Aviation Capital Limited	Airbus A321	2	2
Wells Fargo Trust Company, N.A.	Airbus A319	1	2
Wells Fargo Trust Company, N.A.	Airbus A320	10	11
Wells Fargo Trust Company, N.A.	Airbus A350	2	2
Wells Fargo Trust Company, N.A.	Boeing 767	1	2
Wells Fargo Trust Company, N.A.	Boeing 777	4	4
Wells Fargo Trust Company, N.A.	Boeing 787	10	11
Wilgmington Trust SP Services (Dublin) Limited	Airbus A350	1	-
Total		94	93

The rentals are shown in results for the period for which they are incurred.

127

The minimum future lease payments not yet payable are the following:

	As of	As of
	December 31,	December 31,
	2018	2017
	ThUS$	ThUS$

No later than one year	513,214	462,205
Between one and five years	1,719,490	1,620,253
Over five years	1,348,470	1,498,064

Total	3,581,174	3,580,522

The operating lease payments charged to income are the following:

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$

Operating lease payments	538,347	579,551
Total	538,347	579,551

During 2018, through operating lease two Airbus A321-200 aircraft were added for a period of 10 years each, two aircrafts Boeing 777-200ER for a period of 1 year and two aircraft A350-900 for a period of 12 years. On the other hand, one Airbus A320-200 aircraft, one Boeing 767-300 Freighter aircraft were returned and two Boeing 777-300 Freighter aircraft were sold.

The operating lease agreements entered into by the Parent Company and its subsidiaries establish that aircraft maintenance must be carried out in accordance with the technical provisions of the manufacturer and a cost by the lessee. Additionally, for each aircraft, the lessee must purchase policies that cover the associated risk. As for the rent payments, they are unrestricted, and cannot be netted from other accounts receivable or payable by the lessor and the lessee.

The ACMI lease agreements entered into by the Parent Company and its subsidiaries establish that the costs of the aircraft, crew, maintenance and insurance are the responsibility of the lessor. As for the rent payments, they are unrestricted, and cannot be netted from other accounts receivable or payable by the lessor and the lessee.

128

At December 31, 2018 the Company has existing letters of credit related to operating leasing as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date

GE Capital Aviation Services Limited	Lan Cargo S.A.	One letter of credit	1,100	Nov 30, 2019
Avolon Aerospace AOE 62 Limited	LATAM Airlines Group S.A.	Three letter of credit	2,167	Aug 30, 2019
Bank of America	LATAM Airlines Group S.A.	Three letter of credit	1,044	Jul 2, 2019
Bank of Utah	LATAM Airlines Group S.A.	One letter of credit	2,000	Mar 24, 2019
DVB Bank	LATAM Airlines Group S.A.	One letter of credit	886	Aug 30, 2019
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Four letter of credit	14,327	Nov 30, 2019
ORIX Aviation Systems Limited	LATAM Airlines Group S.A.	Two letter of credit	7,366	Dec 11, 2019
Sky High XXIV Leasing Company	LATAM Airlines Group S.A.	Eight letter of credit	6,831	Mar 24, 2019
Wells Fargo Bank	LATAM Airlines Group S.A.	Nine letter of credit	15,160	Mar 13, 2019
Merlin Aviation Leasing (Ireland) 18 Limite	Tam Linhas Aéreas S.A.	One letter of credit	3,000	Mar 1, 2019
Shapphire Leasing (AOE) Limited	Tam Linhas Aéreas S.A.	One letter of credit	7,000	Oct 25, 2019
ACG Acquisition	Tam Linhas Aéreas S.A.	One letter of credit	852	Aug 30, 2019
			61,733

(c)	Other commitments

At December 31, 2018 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date

Servicio Nacional de Aduana del Ecuador	Líneas Aéreas Nacionales del Ecuador S.A.	Three letter of credit	1,705	Aug 5, 2019
Corporación Peruana de Aeropuertos y Aviación Comercial	Lan Perú S.A.	Twenty four letter of credit	3,475	Feb 18, 2019
Lima Airport Partners S.R.L.	Lan Perú S.A.	Twenty three letter of credit	2,263	Sep 17, 2019
Superintendencia Nacional de Aduanas y de Administración Tributaria	Lan Perú S.A.	Seventeen letter of credit	136,000	Feb 10, 2019
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,770	Nov 15, 2018
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Six letter of credit	3,690	Apr 5, 2019
Citibank N.A.	LATAM Airlines Group S.A.	One letter of credit	27,226	Dec 20, 2019
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	9,734	Dec 31, 2019
Deutsche Bank A.G.	LATAM Airlines Group S.A.	One letter of credit	5,000	Mar 31, 2019
Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Fifty three letter of credit	19,918	Jan 30, 2019
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 18, 2019
Metropolitan Dade County	LATAM Airlines Group S.A.	Eight letter of credit	2,273	Mar 13, 2019
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	Two letter of credit	1,626	Nov 24, 2020
Procon	Tam Linhas Aéreas S.A.	One letter of credit	1,309	Apr 1, 2021
União Federal	Tam Linhas Aéreas S.A.	Two letter of credit	3,217	Sep 28, 2021
Vara da Fazenda Pública da Comarca do Rio de Janeiro - RJ	Tam Linhas Aéreas S.A.	One letter of credit	1,047	Sep 27, 2023
Vara das Execuções Fiscais Estaduais	Tam Linhas Aéreas S.A.	Four letter of credit	8,541	May 23, 2021
Procon	ABSA linhas Aereas Brasileira S/A	One letter of credit	10,495	May 19, 2020
Vara Federal da Subseção de Campinas SP	ABSA linhas Aereas Brasileira S/A	One letter of credit	5,457	Oct 20, 2021
Conselho Administrativo de Conselhos Federais	ABSA linhas Aereas Brasileira S/A	One letter of credit	15,919	Feb 22, 2021
			267,165

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NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

						Transaction amount
		Nature of		Nature of		with related parties
		relationship with	Country	related parties		As of December 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2018	2017
						ThUS$	ThUS$

96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	16	18
65.216.000-K	Comunidad Mujer	Related director	Chile	Tickets sales	CLP	-	14
78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	1,778	1,643
				Services received from National and International Courier	CLP	(85)	(382)
				Services provided of cargo transport	CLP	-	(17)
				Sales commissions	CLP	(821)	(761)
				Services received of transfer of passengers	CLP	112	-
				Services received advertising	CLP	(1,025)	-
79.773.440-3	Transportes San Felipe S.A	Related director	Chile	Tickets sales	CLP	-	1
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Tickets sales	CLP	51	72
Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	-	(2,357)
Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Property leases received	ARS$	(231)	(251)
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Common shareholder	Brazil	Services provided	BRL	62	45
				Services received of cargo transport	BRL	8	-
				Services received at airports	BRL	(2)	(39)
Foreign	Qatar Airways	Indirect shareholder	Qatar	Services provided by aircraft lease	US$	21,321	31,707
				Interlineal received service	US$	(6,345)	(2,139)
				Interlineal provided service	US$	8,635	5,279
				Services provided of handling	US$	1,392	1,002
				Services provided / received others	US$	1,805	-

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions between interested and duly informed parties.

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(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors (Senior).

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$

Remuneration	14,841	17,826
Management fees	307	468
Non-monetary benefits	748	740
Short-term benefits	45,653	36,970
Long-term benefits	2,412	-
Share-based payments	(7,210)	13,173
Termination benefits	1,404	-
Total	58,155	69,177

NOTE 34 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 "Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2013 not current as of this date

At the Extraordinary Shareholders' Meeting held on June 11, 2013, the shareholders of the Company approved, among other matters, the increase in the share capital, of which 1,500,000 shares were allocated to compensation plans for the employees of the Company. Company and its subsidiaries, in accordance with the provisions of Article 24 of the Law on Public Limited Companies.

On June 11, 2018, expired the term to subscribe said actions, which were neither subscribed nor paid, reducing the capital of full rights.

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(b)	Compensation plan 2016-2018

The company implemented a retention plan long-term for executives, which lasts until December 2018, with a vesting period between October 2018 and March 2019, which consists of an extraordinary bonus whose calculation formula is based on the variation the value to experience the action of LATAM Airlines Group S.A. for a period of time.

This benefit is recorded in accordance with the provisions of IFRS 2 "Payments based on shares" and has been considered as a cash settled award and, therefore, recorded at fair value as a liability, which is updated at the closing date. of each financial statement with effect on the result of the period.

	Base Units
	Opening				Closing
Periods	balance	Granted	Annulled	Exercised	Balance
From January 1 to December 31, 2017	4,719,720	37,359	(1,193,286)	(630,897)	2,932,896
From January 1 to December 31, 2018	2,932,896	-	(171,419)	(1,168,700)	1,592,777

The fair value has been determined on the basis of the best estimate of the future value of the Company share multiplied by the number of units granted bases.

As of December 31, 2018 and 2017, the amount recorded is ThUS $ (7,210) and 13,173, respectively, classified under the line "Administrative expenses" of the Consolidated Income Statement by function.

(c)	Subsidiaries compensation plans

(c.1)	Stock Options

Multiplus S.A., subsidiaries of TAM S.A., have outstanding stock options at December 31, 2018, which amounted to 247,500 shares (at December 31, 2017, the distribution of outstanding stock options amounted to 316,025 for Multiplus S.A.).

Multiplus S.A.

			4nd Extraordinary
	3rd Grant	4th Grant	Grant
Description	03-21-2012	04-03-2013	11-20-2013	Total
Outstanding option number as December 31, 2017	84,249	163,251	68,525	316,025
Outstanding option number as December 31, 2018	84,249	163,251	-	247,500

For Multiplus S.A., the plan's terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

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The acquisition of the share's rights, in both companies is as follows:

	Number of shares		Number of shares
	Accrued options		Non accrued options
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Company	2018	2017	2018	2017

Multiplus S.A.	-	247,500	-	316,025

In accordance with IFRS 2 - Payments based on shares, the fair value of the option must be recalculated and recorded in the liability of the Company, once cash payment is made (cash-settled). The fair value of these options was calculated using the "Black-Scholes-Merton" method, where the assumptions were updated with information from LATAM Airlines Group S.A. As of December 31, 2018 and 2017 there is no value recorded in liabilities and results.

(c.2)	Payments based on restricted stock

In May of 2014 the Management Council of Multiplus S.A. approved a plan to grant restricted stock, a total of 91,103 ordinary, registered book entry securities with no face value, issued by the Company to beneficiaries.

The quantity of restricted stock units was calculated based on employees’ expected remunerations divided by the average price of shares in Multiplus S.A. traded on the BM&F Bovespa exchange in the month prior to issue, April of 2014. This benefits plan will only grant beneficiaries the right to the restricted stock when the following conditions have been met:

a.       Compliance with the performance goal defined by this Council as return on Capital Invested.

b.       The Beneficiary must remain as an administrator or employee of the Company for the period running from the date of issue to the following dates described, in order to obtain rights over the following fractions: (i) 1/3 (one third) after the 2nd year from the issue date; (ii) 1/3 (one third) after the 3rd year from the issue date; (iii) 1/3 (one third) after the 4th year from the issue date.

Number shares in circulation

				Not acquired due
	Opening			to breach of employment	Closing
	balance	Granted	Exercised	retention conditions	balance
From January 1 to December 31, 2017	237,856	129,218	(41,801)	(15,563)	309,710
From January 1 to December 31, 2018	309,710	-	(83,958)	(8,916)	216,836

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NOTE 35 - STATEMENT OF CASH FLOWS

(a)       The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 17 letter (d), additional information in numeral (iv) Financial leases.

(b)       Other inflows (outflows) of cash:

	For theyear ended
	December 31,
	2018	2017
	ThUS$	ThUS$

Fuel hedge	77,234	19,862
Hedging margin guarantees	14,755	(4,201)
Guarantees	1,573	59,988
Tax paid on bank transaction	318	(6,635)
Change reservation systems	-	(16,120)
Currency hedge	(1,282)	(17,798)
Bank commissions, taxes paid and other	(8,179)	(7,738)
Fuel derivatives premiums	(13,947)	(2,832)
Court deposits	(30,860)	(33,457)

Total Other inflows (outflows) Operation flow	39,612	(8,931)

Others deposits in guarantees	-	3,754
Tax paid on bank transaction	(2,476)	(2,594)
Others	-	(10,383)

Total Other inflows (outflows) Investment flow	(2,476)	(9,223)

Loan guarantee	-	80,615
Aircraft Financing advances	55,728	(26,214)
Settlement of derivative contracts	(11,675)	(40,695)

Total Other inflows (outflows) Financing flow	44,053	13,706

(c)       Dividends:

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$

Latam Airlines Group S.A.	(46,591)	(20,766)
Multiplus S.A. (*)	(26,029)	(45,876)
Total dividends paid	(72,620)	(66,642)

(*) Dividends paid to minority shareholders

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(d)       Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		December 31,
financial institutions	2017	Capital	Capital	Interest	and others	Reclassifications	2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Loans to exporters	314,619	293,001	(202,000)	(10,467)	5,568	-	400,721
Bank loans	321,633	74,663	(167,548)	(13,961)	7,954	-	222,741
Guaranteed obligations	4,036,843	-	(315,698)	(122,639)	99,320	(1,163,805)	2,534,021
Other guaranteed obligations	242,175	704,398	(274,339)	(16,873)	18,091	-	673,452
Obligation with the public	1,584,066	-	1,561	(107,629)	75,081	-	1,553,079
Financial leases	1,109,504	-	(691,390)	(69,808)	112,743	1,163,805	1,624,854
Other loans	282,800	55,728	(88,935)	(15,978)	19,243	-	252,858

Total Obligations with financial institutions	7,891,640	1,127,790	(1,738,349)	(357,355)	338,000	-	7,261,726

(e)       Advances of aircraft

Below are the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment:

	For the year ended
	December 31,
	2018	2017
	ThUS$	ThUS$

Increases (payments)	(212,163)	(205,143)
Recoveries	157,508	103,065
Total cash flows	(54,655)	(102,078)

f)       The net effect by the hyperinflation application in the consolidated statement of cash flow for the exercise ended December 31, 2018 corresponds to:

ThUS$

Net cash flows from (used in) operating activities	6,088
Net cash flows from (used in) investment activities	(17,611)
Net cash flows from (used in) financing activities	3,914
Effects of variation in the exchange rate on cash and cash equivalents	7,609
Net increase (decrease) in cash and cash equivalents	-

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NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A has a commitment to sustainable development seeking to generate value taking into account the governance, environmental and social aspects. The company manages environmental issues at a corporate level, centralized in the Sustainability Management. For the company to monitor and minimize its impact on the environment is a commitment of the highest level; where the continuous improvement and contribute to the solution of the global climate change problem, generating added value to the company and the region, are the pillars of its management.

One of the functions of the Sustainability Management in environmental issues, together with the various areas of the Company, is to ensure environmental compliance, implement a management system and environmental programs that comply with the requirements every day more demanding worldwide; in addition to continuous improvement programs in their internal processes, which generate environmental, social and economic benefits and which are added to those currently carried out.

Within the sustainability strategy, the Environment dimension of LATAM Airlines Group S.A., is called Climate Change and is based on the goal of achieving world leadership in this area, and for which we work on the following aspects:

i. Carbon footprint

ii. Eco Efficiency

iii. Sustainable Alternative Energy

iv. Standards and Certifications

This is how, during 2018, the following initiatives have been carried out:

-	Implementation of an Environmental Management System for the main operations of the company. It is highlighted that the company during 2016 has recertified its environmental management system in Miami facilities following the guidelines of the international standard ISO 14.001. During 2018, the system will be recertified with the new version of the standard.
-	Maintenance of the Stage 2 Certification of IATA Environmental Assestment (IEnvA) whose scope is the international flights operated from Chile, the most advanced level of this certification; being the first in the continent and one of the four airlines in the world that have this certification.
-	During 2018, the Colombian operation achieved its certification in Stage 1 of IEnvA.
-	Preparation of the environmental chapter for the sustainability report of the company, which allows to measure progress in environmental issues.
-	Answer to the questionnaire of the DJSI.
-	Measurement and external verification of the Corporate Carbon Footprint.
-	Neutralization of land operations in the operations of Colombia and Peru with emblematic reforestation projects in the respective countries.
-	In the second semester of 2018 the facilities of the maintenance base and the corporate building of the operations in Chile have 100% electric power from renewable sources

It is highlighted that in 2018, LATAM Airlines Group maintained its inclusion for the fifty consecutive year in the world category of the Dow Jones Sustainability Index, with only 3 airlines in the world belonging to this select group.

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NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

On February 11, 2019, LATAM Finance Limited, a company incorporated in the Cayman Islands with limited liability and exclusively owned by LATAM Airlines Group S.A., has issued in the international market, pursuant to Rule 144-A and Regulation S of the securities laws of the United States of America, long-term unsecured bonds in the nominal amount of US$ 600,000,000 at an annual interest rate of 7.00%. The bonds were placed at an offer price of 99.309%. The bonds will mature on March 1, 2026, unless they have been redeemed in advance in accordance with their terms. As reported to the market, the issue and placement of the bonds was intended to finance general corporate purposes.

On February 28, 2019, the company TAM, a subsidiary of LATAM Ailines Group SA, received an official letter from the Comissão de Valores Mobiliários (CMV), in which it communicates the acceptance to the request for registration of the public offer for the acquisition of shares of TAM subsidiary, Multiplus SA, corresponding to the non controlling interes of the company, which will give rise to the cancellation of the registration and exit of the special trading segment called "Novo Mercado", in case the transaction is successful. The total of the operation could be for an amount of MR $ 1,180,982 corresponding to ThUS $ 304,785.

By of the Provisional Measure 863/2018 of December 13, 2018, issued by the President of Brazil, through which the participation of up to 100% of foreign capital in airlines of that country is authorized, in February 2019 they were completed the procedures for the exchange of shares in Holdco I S.A., through which LATAM Airlines Group SA increased its indirect participation in TAM S.A., from 48.99% to 51.04%.

On December 31, 2018 and until the date of issuance of these financial statements, there is no knowledge of other financial or other events that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2018, have been approved in an Extraordinary Board Meeting on March 12, 2019.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsín
	Name:	Ramiro Alfonsín
	Title:	Chief Financial Officer

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